2

INTERIM REPORT
For the six months ended
June 30, 2008

CONSOLIDATED BALANCE SHEETS
as at June 30, 2008 and December 31, 2007
(unaudited – US$ millions)

	2008	2007
	(audited)
Assets Cash, short term investments and marketable securities	1,153.5	971.8
Accounts receivable and other	1,897.9	1,908.8
Recoverable from reinsurers (including recoverables on paid losses – $300.8; 2007 – $371.8)	4,424.3	5,038.5
	7,475.7	7,919.1
Portfolio investments Subsidiary cash and short term investments (cost $3,915.1; 2007 – $3,218.8)	3,915.4	3,218.1
Bonds (cost $9,680.4; 2007 – $9,978.8)	9,650.5	10,049.9
Preferred stocks (cost $31.0; 2007 – $20.8)	31.1	19.9
Common stocks (cost $2,593.7; 2007 – $2,314.9)	2,849.2	2,617.5
Investments, at equity (fair value $818.1; 2007 – $485.7)	453.7	408.0
Derivatives and other invested assets (cost $269.3; 2007 – $339.7)	854.7	979.6
Assets pledged for short sale and derivative obligations (cost $736.3; 2007 – $1,800.9)	729.6	1,798.7
	18,484.2	19,091.7
Deferred premium acquisition costs	365.2	371.1
Future income taxes	314.3	344.3
Premises and equipment	76.2	81.6
Goodwill	56.6	53.8
Other assets	73.1	80.2
	26,845.3	27,941.8
Liabilities Accounts payable and accrued liabilities	1,050.9	1,144.1
Income taxes payable	186.2	68.9
Short sale and derivative obligations (including at the holding company – $17.9; 2007 – $8.4)	81.9	1,062.8
Funds withheld payable to reinsurers	331.8	362.6
	1,650.8	2,638.4
Provision for claims	14,913.6	15,048.1
Unearned premiums	2,239.8	2,241.5
Long term debt – holding company borrowings	868.1	1,063.2
Long term debt – subsidiary company borrowings	793.4	915.0
Other long term obligations – holding company	190.1	192.6
	19,005.0	19,460.4
Non-controlling interests	1,455.8	1,585.0
Contingencies (note 9) Shareholders’ Equity Common stock	2,232.3	2,067.4
Other paid in capital	–	57.9
Treasury stock, at cost	(22.4)	(22.6)
Preferred stock	115.3	136.6
Retained earnings	2,183.9	1,658.2
Accumulated other comprehensive income	224.6	360.5
	4,733.7	4,258.0
	26,845.3	27,941.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2008 and 2007
(unaudited – US$ millions except per share amounts)

	Second quarter		First six months
	2008	2007	2008	2007
Revenue Gross premiums written	1,360.1	1,413.3	2,580.2	2,645.0
Net premiums written	1,171.9	1,199.5	2,235.9	2,268.9
Net premiums earned	1,126.2	1,137.9	2,244.1	2,275.8
Interest and dividends	164.7	202.0	344.8	400.6
Net gains (losses) on investments	(45.6)	230.0	1,047.2	328.8
Claims fees	—	100.2	—	199.9
	1,245.3	1,670.1	3,636.1	3,205.1
Expenses Losses on claims	862.8	754.8	1,667.7	1,528.5
Operating expenses	211.4	283.2	422.7	568.0
Commissions, net	179.4	180.1	361.3	365.6
Interest expense	39.5	69.5	80.7	118.4
	1,293.1	1,287.6	2,532.4	2,580.5
Earnings (losses) from operations before income taxes	(47.8)	382.5	1,103.7	624.6
Provision (recovery) for income taxes	(66.6)	106.9	313.5	186.2
Net earnings before non-controlling interests	18.8	275.6	790.2	438.4
Non-controlling interests	8.8	(107.5)	(130.8)	(159.4)
Net earnings	27.6	168.1	659.4	279.0
Net earnings per share	$0.84	$9.32	$35.27	$15.41
Net earnings per diluted share	$0.84	$8.92	$34.72	$14.77
Cash dividends paid per share	$—	$—	$5.00	$2.75
Shares outstanding (000) (weighted average)	18,415	17,717	18,261	17,724

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2008 and 2007
(unaudited – US$ millions)

	Second quarter		First six months
	2008	2007	2008	2007
Net earnings	27.6	168.1	659.4	279.0
Other comprehensive income (loss), net of income taxes Change in net unrealized losses on available for sale securities(1)	(128.6)	(29.3)	(166.0)	(15.0)
Reclassification of net realized (gains) losses to earnings(2)	55.9	(71.4)	51.8	(93.4)
Change in unrealized foreign currency translation gains (losses)(3)	24.3	63.2	(21.7)	77.0
Other comprehensive income (loss)	(48.4)	(37.5)	(135.9)	(31.4)
Comprehensive income (loss)	(20.8)	130.6	523.5	247.6

(1)	Net of income tax recovery of $66.6 (2007 – $9.6) and $69.9 (2007 – $5.3) for the second quarter and first six months of 2008, respectively.

(2)	Net of income tax expense of $25.0 (2007 – income tax recovery of $35.7) and $21.0 (2007 – income tax recovery of $44.9) for the second quarter and first six months of 2008, respectively.

(3)	Net of income tax expense of $6.2 (2007 – income tax recovery of $2.1) and $3.6 (2007 – income tax expense of $2.9) for the second quarter and first six months of 2008.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the six months ended June 30, 2008 and 2007
(unaudited – US$ millions)

	2008	2007
Common stock – Subordinate voting shares – beginning of period	2,063.6	2,068.1
Issuances on conversion of convertible senior debentures	192.3	—
Purchases for cancellation during the period	(27.4)	—
Subordinate voting shares – end of period	2,228.5	2,068.1
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	2,232.3	2,071.9
Other paid in capital – beginning of period	57.9	57.9
Conversion of convertible senior debentures	(57.9)	—
Other paid in capital – end of period	–	57.9
Treasury shares (at cost) – beginning of period	(22.6)	(18.3)
Reissuances (acquisitions)	0.2	(4.4)
Treasury shares (at cost) – end of period	(22.4)	(22.7)
Preferred stock – Series A – beginning of period	51.2	51.2
Purchases for cancellation	(12.8)	—
Series A – end of period	38.4	51.2
Series B – beginning of period	85.4	85.4
Purchases for cancellation	(8.5)	—
Series B – end of period	76.9	85.4
Preferred stock	115.3	136.6
Retained earnings – beginning of period	1,658.2	596.6
Transition adjustment – financial instruments	–	29.8
Net earnings for the period	659.4	279.0
Excess over stated value of common shares purchased for cancellation	(29.5)	—
Excess over stated value of preferred shares purchased for cancellation	(9.2)	—
Common share dividends	(88.9)	(49.0)
Preferred share dividends	(6.1)	(5.8)
Retained earnings – end of period	2,183.9	850.6
Accumulated other comprehensive income – beginning of period	360.5	12.2
Transition adjustment – financial instruments	–	49.5
Other comprehensive income (loss)	(135.9)	(31.4)
Accumulated other comprehensive income – end of period	224.6	30.3
Retained earnings and accumulated other comprehensive income	2,408.5	880.9
Total shareholders’ equity	4,733.7	3,124.6
Number of shares outstanding Common stock – Subordinate voting shares – beginning of period	16,918,020	16,981,970
Issuances on conversion of convertible senior debentures	886,888	—
Purchases for cancellation	(216,901)	—
Net treasury shares reissued (acquired)	598	(25,990)
Subordinate voting shares – end of period	17,588,605	16,955,980
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)
Common stock effectively outstanding – end of period	18,337,375	17,704,750
Preferred stock – Series A – beginning of period	3,000,000	3,000,000
Purchases for cancellation	(750,000)	—
Series A – end of period	2,250,000	3,000,000
Series B – beginning of period	5,000,000	5,000,000
Purchases for cancellation	(500,000)	—
Series B – end of period	4,500,000	5,000,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2008 and 2007
(unaudited – US$ millions)
	Second quarter		First six months
	2008	2007	2008	2007
Operating activities Earnings before non-controlling interests	18.8	275.6	790.2	438.4
Amortization	3.9	7.0	7.6	16.2
Bond (discount) premium amortization	2.5	(5.4)	4.0	(11.3)
(Earnings) losses on investments, at equity	1.0	(19.4)	1.0	(35.1)
Future income taxes	(72.3)	(5.1)	60.0	26.4
Loss on significant commutations	84.2	—	84.2	—
Net (gains) losses on available for sale securities	80.9	(92.6)	72.8	(138.3)
Other net gains on investments	(35.3)	(137.4)	(1,120.0)	(190.5)
	83.7	22.7	(100.2)	105.8
Changes in:
Provision for claims	(71.6)	(237.5)	(109.4)	(365.1)
Unearned premiums	96.5	82.3	20.7	(30.9)
Accounts receivable and other	(39.1)	(64.5)	37.2	48.8
Recoverable from reinsurers	378.3	219.3	569.4	409.6
Funds withheld payable to reinsurers	1.1	(25.8)	(30.8)	(28.9)
Accounts payable and accrued liabilities	(9.6)	(15.8)	(95.9)	(64.3)
Income taxes payable	(55.8)	(8.2)	117.0	(1.1)
Other	(3.0)	(14.5)	14.1	(31.4)
Cash provided by (used in) operating activities	380.5	(42.0)	422.1	42.5
Investing activities Net sales (purchases) of assets and liabilities classified as held for trading	(789.7)	(40.7)	209.3	(91.0)
Net sales (purchases) of securities designated as held for trading	(348.6)	42.7	(347.9)	73.5
Available for sale securities – purchases	(741.9)	(543.5)	(2,202.8)	(2,457.1)
– sales	427.1	610.8	2,209.7	843.2
Net sales (purchases) of short term investments	1,179.3	75.6	244.7	(713.8)
Net decrease (increase) in restricted cash and cash equivalents	299.1	31.9	111.0	(119.1)
Net sales (purchases) of investments, at equity	(14.8)	417.7	(35.9)	403.6
Purchases of premises and equipment	(5.3)	(0.1)	(11.2)	(9.0)
Cash provided by (used in) investing activities	5.2	594.4	176.9	(2,069.7)
Financing activities Subsidiary indebtedness – issuance	—	2.2	—	2.9
Long term debt – holding company Repayment	(62.1)	(35.1)	(62.1)	(107.8)
Debt issuance costs	—	(15.0)	—	(15.0)
Long term debt – subsidiary companies Issuance	—	330.0	—	330.0
Repayment	(118.6)	(295.7)	(118.6)	(295.7)
Debt issuance costs	—	(23.4)	—	(23.4)
Other long term obligations – holding company – repayment	(1.2)	(1.2)	(2.5)	(2.3)
Repurchase of subsidiary securities	(131.9)	—	(219.7)	—
Repurchase of subordinate voting shares	(21.4)	—	(56.9)	—
Repurchase of preferred shares	(30.5)	—	(30.5)	—
Purchase of shares for treasury	—	(4.4)	—	(4.4)
Common share dividends	—	—	(88.9)	(49.0)
Preferred share dividends	(2.9)	(3.0)	(6.1)	(5.8)
Dividends paid to non-controlling interests	(6.1)	(6.9)	(12.7)	(13.5)
Cash used in financing activities	(374.7)	(52.5)	(598.0)	(184.0)
Foreign currency translation	10.9	70.8	17.3	78.0
Increase (decrease) in cash and cash equivalents	21.9	570.7	18.3	(2,133.2)
Cash and cash equivalents – beginning of period	3,108.9	3,059.9	3,112.5	5,763.8
Cash and cash equivalents – end of period	3,130.8	3,630.6	3,130.8	3,630.6

See accompanying notes.

Cash and cash equivalents consist of cash and short term investments, including subsidiary cash and short term investments, that are readily convertible into cash and have maturities of three months or less, and exclude subsidiary cash and short term investments that are restricted. Cash and cash equivalents is comprised as follows:

	June 30, 2008	December 31, 2007
Holding company cash and short term investments	245.9	31.3
Subsidiary cash and short term investments	2,956.0	2,164.8
Cash and short term investments pledged for short sale and derivative obligations	145.7	1,244.2
	3,347.6	3,440.3
Restricted cash and short term investments	(216.8)	(327.8)
	3,130.8	3,112.5

See accompanying notes.

Notes to Consolidated Financial Statements for the three and six months ended June 30, 2008 and 2007 (unaudited – in US$ millions except per share amounts and as otherwise indicated)

1.   Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2007. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2007, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.

2.   Cash and Investments

     Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	June 30, 2008					December 31, 2007
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value
Holding company:
Cash and short term investments	245.9	—	269.0	—	514.9	31.3	—	413.0	—	444.3
Bonds	—	82.3	54.0	—	136.3	—	17.6	12.2	—	29.8
Common stocks	—	—	271.3	—	271.3	—	—	235.0	—	235.0
Derivatives	231.0	—	—	—	231.0	262.7	—	—	—	262.7
	476.9	82.3	594.3	—	1,153.5	294.0	17.6	660.2	—	971.8
Short sale and derivative obligations	(17.9)	—	—	—	(17.9)	(8.4)	—	—	—	(8.4)
	459.0	82.3	594.3	—	1,135.6	285.6	17.6	660.2	—	963.4
Portfolio investments:
Cash and short term investments	2,956.0	—	959.4	—	3,915.4	2,164.8	—	1,053.3	—	3,218.1
Bonds	—	1,495.9	8,154.6	—	9,650.5	—	1,215.9	8,834.0	—	10,049.9
Preferred stocks	—	—	31.1	—	31.1	—	—	19.9	—	19.9
Common stocks	—	—	2,849.2	—	2,849.2	—	—	2,617.5	—	2,617.5
Investments, at equity	—	—	—	453.7	453.7	—	—	—	408.0	408.0
Derivatives	826.0	—	—	—	826.0	950.7	—	—	—	950.7
Other invested assets	—	—	—	28.7	28.7	—	—	—	28.9	28.9
	3,782.0	1,495.9	11,994.3	482.4	17,754.6	3,115.5	1,215.9	12,524.7	436.9	17,293.0
Assets pledged for short sale and
derivative obligations:
Cash and short term investments	145.7	—	102.2	—	247.9	1,244.2	—	121.9	—	1,366.1
Bonds	—	—	481.7	—	481.7	—	—	432.6	—	432.6
	145.7	—	583.9	—	729.6	1,244.2	—	554.5	—	1,798.7
Short sale and derivative obligations	(64.0)	—	—	—	(64.0)	(1,054.4)	—	—	—	(1,054.4)
	3,863.7	1,495.9	12,578.2	482.4	18,420.2	3,305.3	1,215.9	13,079.2	436.9	18,037.3

Restricted cash and cash equivalents of $216.8 ($327.8 at December 31, 2007) are included in cash and short term investments in portfolio investments with $145.7 ($221.3 at December 31, 2007) pledged as collateral for derivative positions and the remainder consisting primarily of amounts pledged to the Society and Council of Lloyd’s (“Lloyd’s”) to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates. On April 1, 2008, the company and its subsidiaries completed the purchase of the 8% AbitibiBowater Inc. convertible debentures committed to in the first quarter of 2008, resulting in a $350.0 decrease in restricted cash.

On July 17, 2008, OdysseyRe received assets from Lloyd’s with a par value of $63.9, representing a permanent reduction and unconditional release of such amount previously pledged to Lloyd’s on behalf of Advent Capital (Holdings) PLC (“Advent”). Following this return of assets, and as of July 17, 2008, OdysseyRe continues to have assets with an aggregate par value of $24.2, or approximately £12.1 equivalent, pledged to Lloyd’s in support of Advent and will continue to receive a fee for these pledged assets.

Net gains (losses) on investments for the second quarter and first six months of 2008 include $112.8 (2007 – nil) and $206.9 (2007 – nil) respectively of provisions for other than temporary impairment related to common stocks, preferred stocks and bonds. Available for sale securities include securities in an unrealized loss position in an aggregate amount of $375.6 ($217.5 and $158.1 related to common stocks and bonds respectively). Debt securities whose amortized cost exceeds market value are expected to be held until maturity or until market value exceeds carrying value. All investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis.

On June 13, 2007, the company and its subsidiaries completed the sale of all of their 26.1% interest in Hub International Limited (“Hub”) for cash proceeds of $41.50 per share. The sale of 10.3 million Hub shares held by the company and its subsidiaries resulted in cash proceeds of $428.5 and a net gain on investment before income taxes and non-controlling interests of $220.5.

The amortized cost and carrying value of bonds is summarized below:

June 30, 2008

	Designated as held for trading		Classified as available for sale		Total
	Amortized cost	Carrying value	Amortized cost	Carrying value	Amortized cost	Carrying value
Holding company	65.0	82.3	60.2	54.0	125.2	136.3
Portfolio investments	1,498.8	1,495.9	8,181.6	8,154.6	9,680.4	9,650.5
Assets pledged for short sale and derivative obligations	—	—	488.4	481.7	488.4	481.7
	1,563.8	1,578.2	8,730.2	8,690.3	10,294.0	10,268.5

December 31, 2007

	Designated as held for trading		Classified as available for sale		Total
	Amortized cost	Carrying value	Amortized cost	Carrying value	Amortized cost	Carrying value
Holding company	15.0	17.6	12.0	12.2	27.0	29.8
Portfolio investments	1,223.0	1,215.9	8,755.8	8,834.0	9,978.8	10,049.9
Assets pledged for short sale and derivative obligations	—	—	434.8	432.6	434.8	432.6
	1,238.0	1,233.5	9,202.6	9,278.8	10,440.6	10,512.3

3.   Acquisitions and Divestitures

During the first six months of 2008, Northbridge repurchased on the open market 482,400 (150,900 in the second quarter) of its common shares for cash of $15.2 ($5.0 in the second quarter), and OdysseyRe repurchased on the open market 5,711,500 (3,597,000 in the second quarter) of its common shares for cash of $210.6 ($132.9 in the second quarter). These transactions are part of Northbridge and OdysseyRe’s previously announced common share repurchase programmes and increased the company’s ownership of Northbridge from 60.2% at December 31, 2007 to 61.2% at June 30, 2008 and of OdysseyRe from 61.0% at December 31, 2007 to 66.4% at June 30, 2008. These transactions resulted in decreases to non-controlling interests included in the consolidated balance sheet for the first six months of 2008 of $14.5 ($4.5 in the second quarter) and $212.1 ($134.9 in the second quarter) for Northbridge and OdysseyRe respectively.

In June 2008, the company through one of its subsidiaries purchased a 19.8% interest in Arab Orient Insurance Company (“Arab Orient”) for cash consideration of $10.4. Arab Orient is a publicly traded insurance company based in Amman, Jordan.

During 2007, the company purchased all of the outstanding shares of Cunningham Lindsey that it or its affiliates did not already own for cash of Cdn$12.6 (including 1,031,090 shares in the first six months of 2007 at a cost of Cdn$2.3). On December 31, 2007, the company sold 55.4% of its interest in the Cunningham Lindsey operating companies to a third party investor through the formation of a new holding company (“Holdco”) and commenced equity accounting for the retained interests in those operations.

On June 13, 2008, Holdco repaid a Cdn$125.0 promissory note payable to Cunningham Lindsey using funds received from its new bank credit facility. Cunningham Lindsey used the proceeds received to repay its 7.0% unsecured Series B debentures (Cdn$125.0), as described in note 5. During the second quarter of 2008, Cunningham Lindsey increased its investment in Holdco by Cdn$23.0 by contributing Cdn$5.9 in cash and by converting a Cdn$17.1 promissory note due from Holdco to equity. Subsequent to this investment, Cunningham Lindsey’s interest in Holdco increased to 45.7%.

On April 3, 2007, the company completed the sale of substantially all of the assets of Guild Underwriters Napa Inc., realizing a net gain on investment before income taxes of $5.0.

4.   Securities Sold but not yet Purchased and Derivative Transactions

	June 30, 2008				December 31, 2007
			Fair Value				Fair Value
		Notional				Notional
	Cost	Value	Assets	Liabilities	Cost	Value	Assets	Liabilities
Securities sold short SPDRs	–	–	–	–	819.7	—	—	975.4
Common stock	–	–	–	–	74.8	—	—	72.8
Short positions effected by equity contracts Equity index total return swaps	–	3,215.4	187.0	6.3	—	1,629.8	59.5	6.8
Equity total return swaps	–	983.0	37.2	27.5	—	247.0	19.2	3.8
S&P 500 index call options	1.8	2,945.8	–	–	3.6	2,480.0	0.3	—
Credit contracts Credit default swaps	291.4	16,819.6	819.3	–	340.0	18,539.2	1,119.1	—
Warrants	18.6	340.2	9.1	–	20.5	418.2	15.3	—
Other	–	–	4.4	48.1	—	—	—	4.0
Total			1,057.0	81.9			1,213.4	1,062.8

At June 30, 2008, as protection against a decline in equity markets, the company had synthetic short positions in various global equity indices and listed common stocks through equity total return swaps and equity index total return swaps with total notional amounts as shown in the table above. During the second quarter of 2008, the company closed its previous short positions in SPDRs and listed common stocks and substantially replaced these investments with equity total return swaps and equity index total return swaps. The company may purchase short term index call options to limit the potential loss on the swaps. The fair value of derivatives in a gain position are presented on the balance sheet in derivatives and other invested assets. The fair value of derivatives in a loss position and obligations to purchase securities sold short are presented on the balance sheet in short sale and derivative obligations.

At June 30, 2008, the fair value of assets pledged as collateral for the obligations to purchase securities sold short and the swaps was $729.6 ($1,798.7 at December 31, 2007, including assets pledged for obligations to purchase securities sold), of which $145.7 ($221.3 at December 31, 2007) was restricted cash; the remainder of the assets, although pledged, may be substituted with similar assets. The substitution of total return swaps for the closed short positions during the second quarter of 2008 resulted in the release of a significant portion of collateral formerly pledged in support of those obligations.

The company has purchased credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. These credit default swaps have a remaining average life of 3.5 years (4.0 years at December 31, 2007) and a notional amount and fair value as shown in the table above. During the second quarter of 2008, the company sold $855.0 (2007 – nil) notional amount of credit default swaps for proceeds of $190.0 (2007 – nil) and a net gain of $22.8 (2007 – nil) and recorded net mark-to-market losses on credit default swaps of $12.0 (2007 – $2.5). During the first six months of 2008, the company sold $4,685.0 (2007 – nil) notional amount of credit default swaps for proceeds of $1,075.0 (2007 – nil) and a net gain of $317.2 (2007 – nil) and recorded net mark-to-market gains on credit default swaps of $391.7 (2007 – $59.6).

For the July 1 to July 25, 2008 period, the net losses related to credit default swaps were $11.2, including net gains on sales of $21.4, ($0.9 billion notional amount of credit default swaps were sold for proceeds of $130.0) and net mark-to-market losses of $32.6. The fair value of the $15.9 billion notional amount of credit default swaps held at July 25, 2008 was $678.7, compared to the fair value of $819.3 at June 30, 2008 of the $16.8 billion notional amount of credit default swaps held on that date.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to the total return swap and credit default swap contracts. Pursuant to the agreements governing the total return swaps and the credit default swaps, the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at June 30, 2008 of $561.4 ($886.0 at December 31, 2007) includes cash collateral of $48.2 (nil at December 31, 2007) that the company has the right to sell or repledge which is recognized in subsidiary cash and short term investments with a corresponding liability within short sale and derivative obligations. The $561.4 also includes $94.4 (nil at December 31, 2007) of additional collateral in the form of securities with respect to which Fairfax has not exercised its right to sell or repledge.

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments included in the consolidated statement of earnings (other includes warrants, bonds designated as held for trading and other derivatives):

	Common stock and equity index short positions	Total return swaps	Equity index call options	Credit default swaps	Other	Total
For the three months ended June 30, 2008 Inception-to-date realized gains (losses) on positions closed in the period	(71.5)	(24.5)	(1.5)	167.2	(13.1)	56.6
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the period	49.8	(117.7)	1.3	(144.4)	14.3	(196.7)
Mark-to-market gains (losses) arising on positions remaining open at period end	–	188.4	(1.1)	(12.0)	(1.0)	174.3
Net gains (losses)	(21.7)	46.2	(1.3)	10.8	0.2	34.2
For the three months ended June 30, 2007 Inception-to-date realized gains (losses) on positions closed in the period	2.2	(54.8)	8.4	—	3.7	(40.5)
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(2.4)	(1.4)	(4.9)	—	—	(8.7)
Mark-to-market gains (losses) arising on positions remaining open at period end	(32.8)	19.1	25.3	(2.5)	(55.1)	(46.0)
Net gains (losses)	(33.0)	(37.1)	28.8	(2.5)	(51.4)	(95.2)

	Common stock and equity index short positions	Total return swaps	Equity index call options	Credit default swaps	Other	Total
For the six months ended June 30, 2008 Inception-to-date realized gains (losses) on positions closed in the period	(61.3)	155.9	(3.8)	956.7	(1.9)	1,045.6
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the period	157.8	(68.0)	3.0	(639.5)	0.2	(546.5)
Mark-to-market gains (losses) arising on positions remaining open at period end	–	190.6	(1.4)	391.7	22.6	603.5
Net gains (losses)	96.5	278.5	(2.2)	708.9	20.9	1,102.6
For the six months ended June 30, 2007 Inception-to-date realized gains (losses) on positions closed in the period	1.3	(59.1)	25.3	—	21.0	(11.5)
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(0.7)	2.3	(21.6)	—	(13.3)	(33.3)
Mark-to-market gains (losses) arising on positions remaining open at period end	(26.6)	20.8	6.2	59.6	(55.1)	4.9
Net gains (losses)	(26.0)	(36.0)	9.9	59.6	(47.4)	(39.9)

5.   Capital and Long Term Debt

Under the terms of a normal course issuer bid approved by the Toronto Stock Exchange, during the first six months of 2008, the company repurchased for cancellation 216,901 (86,301 in the second quarter) subordinate voting shares at a net cost of $56.9 ($21.4 in the second quarter), of which $29.5 ($10.5 in the second quarter) was charged to retained earnings. There were no subordinate voting shares repurchased during the first six months of 2007.

On January 9, 2008, the company called for redemption all of its 5% convertible senior debentures due July 15, 2023. On February 13, 2008, $188.5 principal amount of these debentures were converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The conversion was recorded as a $192.3 increase of common stock and a $134.4 and $57.9 reduction of long term debt and other paid in capital respectively.

On April 15, 2008, the company repaid the outstanding $62.1 of its 6.875% unsecured senior notes which matured on that date.

On June 12, 2008, the company repurchased for cancellation 750,000 and 500,000 Series A and Series B preferred shares respectively. The company paid $18.3 to repurchase $12.8 (Cdn$18.8) of the stated capital of the Series A preferred shares and $12.2 to repurchase $8.5 (Cdn$12.5) of the stated capital of the Series B preferred shares. These transactions resulted in a charge to retained earnings of $9.2, representing the excess paid over the stated capital of the preferred shares repurchased, the excess resulting from movement in the Canadian-U.S. dollar exchange rate. The company has committed to repurchase an additional 750,000 Series B preferred shares with stated capital of Cdn$18.8 on August 31, 2008.

On June 16, 2008, Crum & Forster Holdings Corp. (“Crum & Forster”) redeemed for cash all $4.3 principal amount of its outstanding 10.375% unsecured senior notes due June 15, 2013 for total consideration of $4.5.

On June 16, 2008, Cunningham Lindsey repaid the outstanding Cdn$125.0 of its 7.0% unsecured Series B debentures which matured on that date. This transaction decreased subsidiary company borrowings by $118.6 net of $8.1 of these debentures owned by the company.

On February 7, 2007, the company repaid the outstanding $60.4 of its 2.5% secured notes which matured on February 27, 2007. On March 26, 2007, the company purchased $13.0 of its 7.375% unsecured senior notes due April 15, 2018 for cash payments of $12.3. During the second quarter of 2007, the company purchased $9.1 of its 8.25% unsecured senior notes due October 1, 2015 and $27.0 of its notes due in 2018 for cash payments of $9.3 and $25.8 respectively.

On May 7, 2007, Crum & Forster completed a private placement debt offering of $330.0 principal amount of 7.75% senior notes due May 1, 2017 at an issue price of 100%. Pursuant to Crum & Forster’s tender offer to purchase for cash any and all of its outstanding 10.375% senior notes due 2013, the net proceeds of the offering of $325.2 (after commissions and expenses), together with available cash on hand, were used to purchase $295.7 of the 2013 senior notes for total consideration of $325.7, plus accrued and unpaid interest of $12.1. Interest expense in the second quarter of 2007 includes $21.2 of one-time debt extinguishment and transaction costs on Crum & Forster’s tender offer and debt offering which did not qualify for deferral and amortization pursuant to debt modification accounting treatment. A registration statement on Form S-4 with respect to the 7.75% senior notes due 2017 was declared effective on July 13, 2007.

On June 18, 2007, the company closed its note exchange offer (which was accounted for as a modification of debt), under which $282.6 of outstanding notes due in 2012 were exchanged for a cash early participation payment of $11.2 and the issue of $282.6 of new 7.75% senior notes due in 2017, plus accrued interest to the settlement date. Of the $3.8 of additional transaction costs, $2.9 qualified for deferral and amortization pursuant to debt modification accounting treatment and was classified as a reduction to the carrying value of the debt.

During the second quarter of 2007, OdysseyRe called for redemption the remaining $22.5 principal amount of its 4.375% convertible senior debentures due 2022. By April 30, 2007, all holders of the convertible senior debentures had exercised their rights of conversion, with the result that no convertible senior debentures thereafter remained outstanding. During the first quarter of 2007, holders of $1.0 principal amount of the convertible senior debentures elected to convert their debentures into common stock of OdysseyRe. During the first six months of 2007, these transactions decreased the company’s ownership percentage of OdysseyRe from 59.6% to 58.7%, increased the balance sheet non-controlling interest by $29.0 and resulted in a dilution loss of $3.3.

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank for up to Cdn$50.0. As at June 30, 2008, there was Cdn$1.3 utilized under this credit facility, all of which was in support of letters of credit.

OdysseyRe maintains a five-year $200.0 credit facility with a syndicate of lenders. As at June 30, 2008, there was $56.5 utilized under this credit facility, all of which was in support of letters of credit.

6.   Significant Commutations

On June 26, 2008, Crum & Forster commuted an aggregate stop loss contract. As a result of the commutations, Crum & Forster received cash proceeds of $302.5 and recorded a decrease to recoverable from reinsurers of $386.7 and a non-cash pre-tax charge of $84.2 in the consolidated financial statements.

7.   Accumulated Other Comprehensive Income

The balances related to each component of accumulated other comprehensive income are as follows:

	June 30, 2008			December 31, 2007
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains (losses) on available for sale securities Bonds	(41.1)	18.5	(22.6)	74.8	(19.9)	54.9
Common stocks and other	238.3	(82.8)	155.5	285.6	(93.4)	192.2
	197.2	(64.3)	132.9	360.4	(113.3)	247.1
Currency translation account	75.9	15.8	91.7	94.1	19.3	113.4
	273.1	(48.5)	224.6	454.5	(94.0)	360.5

8.   Income Taxes

The effective income tax rate implicit in the $66.6 recovery of income taxes and the $313.5 provision for income taxes in the second quarter and first six months of 2008 respectively differed from the company’s statutory income tax rate of 33.5% as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, and as a result of the release in the second quarter of $23.3 of income tax provisions subsequent to the completion of an examination by the Canada Revenue Agency of Fairfax’s Canadian tax filings related to an amended tax return for the 2002 taxation year.

The effective income tax rate of 27.9% and 29.8% in the second quarter and first six months of 2007 differed from the company’s statutory income tax rate of 36.1% as a result of the effect of the non-taxable portion of the gain recognized on the sale of Hub by the Canadian subsidiaries, income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, partially offset by realized foreign exchange gains on repurchases of U.S. dollar denominated debt which received recognition for Canadian tax purposes only.

The Internal Revenue Service (IRS) completed its regularly scheduled examination of the 2003 and 2004 U.S. Federal income tax returns of Fairfax’s U.S. subsidiaries included in Fairfax’s U.S. consolidated tax group, including OdysseyRe and Crum & Forster. The 2003 and 2004 taxation years for these subsidiaries are now closed. As part of the examination, the IRS reviewed the purchase of OdysseyRe shares by Fairfax in March 2003 and the issuance by Fairfax of debentures exchangeable into shares of OdysseyRe in payment for that purchase. No changes were made to the consolidated 2003 and 2004 tax returns with respect to that purchase of shares and issuance of exchangeable debentures or the inclusion of OdysseyRe and its subsidiaries in Fairfax’s U.S. consolidated tax group as a result.

9.   Contingencies

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate adverse development cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 and a reinsurance contract that was commuted in 2002 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company will continue to respond to any requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company will continue to comply with any requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and may continue to be significant. The company expects that these matters may continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. The Court has not yet issued a ruling on these motions. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Following that dismissal, those defendants withdrew the counterclaims and third-party claims they had asserted. Fairfax filed an amended complaint in March 2008, which again asserts claims against those defendants. Those defendants have filed a motion to dismiss the amended complaint. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax intends to vigorously defend against that counterclaim and has filed a motion to dismiss it, which is pending. A court hearing on the outstanding motions to dismiss is scheduled for August 8, 2008. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

10.   Earnings per Share

Net earnings per share is calculated in the following table based upon weighted average common shares outstanding:

	Second quarter		First six months
	2008	2007	2008	2007
Net earnings	27.6	168.1	659.4	279.0
Preferred share dividends	(2.9)	(3.0)	(6.1)	(5.8)
Excess over stated value of preferred shares purchased for cancellation	(9.2)	—	(9.2)	—
Net earnings available to common shareholders – basic	15.5	165.1	644.1	273.2
Interest expense on convertible debt, net of tax	–	1.7	0.3	3.5
Net earnings available to common shareholders – diluted	15.5	166.8	644.4	276.7
Weighted average common shares outstanding – basic	18,415,457	17,717,365	18,261,418	17,723,863
Effect of dilutive shares Convertible debt	–	887,024	209,539	919,886
Stock options	91,077	87,050	90,551	86,088
Total effect of dilutive shares	91,077	974,074	300,090	1,005,974
Weighted average common shares outstanding – diluted	18,506,534	18,691,439	18,561,508	18,729,836
Net earnings per common share – basic	$0.84	$9.32	$35.27	$15.41
Net earnings per common share – diluted	$0.84	$8.92	$34.72	$14.77

On February 13, 2008, 5% convertible senior debentures due July 15, 2023 of the company were converted by their holders into 886,888 subordinate voting shares and weighted for inclusion in the calculation of basic earnings per share. The subordinate voting shares issuable on conversion of the debentures were weighted for inclusion in the calculation of diluted earnings per share for the first six months of 2008 from the beginning of 2008 until the date of conversion.

11.   Financial Risk Management

Credit Risk

Subsidiary portfolio investments and holding company investments include $819.3 ($1,119.1 at December 31, 2007) at fair value of credit default swaps (with a remaining average life of approximately 3.5 years; 4.0 years at December 31, 2007) referenced to a number of issuers, primarily financial services companies, to provide protection against systemic financial risk arising from financial difficulties these entities could experience in a difficult financial environment. In addition, those investment portfolios include $224.2 ($78.7 at December 31, 2007) of amounts recoverable from counterparties in respect of the fair value of total return swaps. The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to the total return swap and credit default swap contracts. Pursuant to the agreements governing the total return and credit default swaps, the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at June 30, 2008 of $561.4 ($886.0 at December 31, 2007) includes cash collateral of $48.2 (nil at December 31, 2007) that the company has the right to sell or repledge which is recognized in subsidiary cash and short term investments with a corresponding liability within short sale and derivative obligations. The $561.4 also includes $94.4 (nil at December 31, 2007) of additional collateral in the form of securities with respect to which the company has not exercised its right to sell or repledge.

Capital Management

Total capital at June 30, 2008, comprising shareholders’ equity and non-controlling interests, was $6,189.5, compared to $5,843.0 at December 31, 2007.

The company manages its capital based on the following financial measurements and ratios:

	June 30, 2008		December 31, 2007
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,135.6		963.4
Holding company debt	868.1		1,063.2
Subsidiary debt	793.4		915.0
Other long term obligations – holding company	190.1		192.6
Total debt	1,851.6		2,170.8
Net debt	716.0		1,207.4
Common shareholders’ equity	4,618.4		4,121.4
Preferred equity	115.3		136.6
Non-controlling interests	1,455.8		1,585.0
Total equity and non-controlling interests	6,189.5		5,843.0
Net debt/total equity and non-controlling interests	11.6%		20.7%
Net debt/net total capital(1)	10.4%		17.1%
Total debt/total capital(2)	23.0%		27.1%
Interest coverage(3)	14.7	x	11.3	x

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings from operations before income taxes and interest expense divided by interest expense.

12.   Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a direct and reinsurance basis, and runoff operations, and was until December 31, 2007 engaged in insurance claims management.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups and, as applicable, for its runoff operations. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff operations and net gains on investments related to the runoff group are included in the runoff operations. There were no significant changes in the identifiable assets by operating group as at June 30, 2008 compared to December 31, 2007.

13.   U.S. GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described in note 20 on pages 71 to 76 of the company’s 2007 Annual Report (subject to the changes described below).

Under Canadian GAAP, the value of the conversion option of the company’s 5% convertible senior debentures was included in paid in capital. Under US GAAP, the full principal amount of the debentures was included in holding company debt. Upon conversion of the 5% convertible senior debentures, the full principal amount of the 5% convertible senior debenture was reclassified as an increase to common stock under US GAAP. The impact on common stock of the conversion under Canadian and US GAAP is similar except for the accretion of the long term debt component recognized under Canadian GAAP in prior years resulting in a permanent US GAAP adjustment decreasing common stock by $6.6 with a corresponding increase in the cumulative reduction of net earnings under US GAAP.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 also establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques. The fair value hierarchy is designed to indicate the relative reliability of fair value measurement. The highest priority is given to quoted prices in active markets and the lowest to unobservable data. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company determines fair value of its investments using inputs that are published exchange prices, third party broker quotations or quoted prices for similar securities. The adoption of SFAS 157 did not materially affect the company’s financial position or results of operation at June 30, 2008 or for the quarter or six months then ended.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (“SFAS 158”). SFAS 158 requires companies to measure the funded status of their benefit plans as of the date of their fiscal year-end, effective for fiscal years ending after December 15, 2008. On January 1, 2008, the company adopted the measurement date provisions of SFAS 158 for its consolidated financial statements prepared under Canadian GAAP. As of January 1, 2008, two of the company’s benefit plans had measurement dates of October 1. The adjustment required to reflect a December 31 measurement date for these two plans was insignificant and was included in Canadian GAAP consolidated net earnings.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (“SFAS 159”), which provides a company the option, primarily on an instrument-by-instrument basis, to measure at fair value many financial instruments and certain other items that are not otherwise accounted for at fair value under other accounting standards. The election to use the fair value option is available at specified election dates, such as when an entity first recognizes a financial instrument. Subsequent changes in fair value are recorded through earnings. Additionally, SFAS 159 allows for a one-time election for existing eligible financial instruments upon adoption, with the transition adjustment recorded to beginning retained earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not affect the company’s financial position at June 30, 2008.

The following shows the net earnings in accordance with US GAAP:

	Second quarter		First six months
	2008	2007	2008	2007
Net earnings, Canadian GAAP	27.6	168.1	659.4	279.0
Recoveries on retroactive reinsurance	12.6	3.4	16.4	6.8
Other differences	5.2	(12.3)	5.3	(11.9)
Tax effect	(4.8)	3.2	(5.6)	2.0
Net earnings, US GAAP	40.6	162.4	675.5	275.9
Other comprehensive income (loss), Canadian GAAP	(48.4)	(37.5)	(135.9)	(31.4)
Other differences	—	—	—	2.4
Other comprehensive income (loss)	(48.4)	(37.5)	(135.9)	(29.0)
Comprehensive income (loss), US GAAP	(7.8)	124.9	539.6	246.9
Net earnings per share, US GAAP	$1.55	$9.00	$36.15	$15.24
Net earnings per diluted share, US GAAP	$1.54	$8.61	$35.58	$14.61

Included in recoveries on retroactive insurance for the second quarter and six months ended June 30, 2008 is income of $8.8 related to the release of the unamortized deferred gain in connection with the Crum & Forster commutation described in note 6. The pre-tax loss under US GAAP related to this commutation was $75.4.

Included in other differences for the second quarter and six months ended June 30, 2008 is income of $5.2 related to the release of the “FIN 48” (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109) reserve established on January 1, 2007 on a tax position which is no longer uncertain at June 30, 2008.

Included in other differences for the second quarter and six months ended June 30, 2007 are cost base adjustments to Hub related to the valuation of embedded derivatives of $12.7 which reduced the realized gain on sale from $220.5 under Canadian GAAP to $207.8 under US GAAP.

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	June 30, 2008	December 31, 2007
	(audited)
Assets Cash, short term investments and marketable securities	1,153.5	971.8
Portfolio investments	18,485.1	19,092.6
Future income taxes	381.1	416.8
Goodwill	86.2	83.4
All other assets	6,836.7	7,480.2
	26,942.6	28,044.8
Liabilities Accounts payable and accrued liabilities	1,248.9	1,358.5
Income taxes payable	186.2	77.6
Long term debt – holding company borrowings	868.1	1,114.7
All other liabilities	18,378.4	19,647.9
	20,681.6	22,198.7
Mandatorily redeemable shares of TRG	172.2	174.7
Non-controlling interests	1,455.8	1,581.5
	1,628.0	1,756.2
Shareholders’ Equity	4,633.0	4,089.9
	26,942.6	28,044.8

The difference in consolidated shareholders’ equity is as follows:

	June 30, 2008	December 31, 2007
Shareholders’ equity based on Canadian GAAP	4,733.7	4,258.0
Accumulated other comprehensive income	(44.7)	(44.7)
Reduction of common stock on conversion of debentures	(6.6)	—
Reduction of other paid in capital	—	(57.9)
Cumulative reduction in net earnings under US GAAP	(49.4)	(65.5)
Shareholders’ equity based on US GAAP	4,633.0	4,089.9

The difference in consolidated accumulated other comprehensive income is as follows:

	June 30, 2008	December 31, 2007
Pension liability adjustment pursuant to FAS 158	(61.4)	(61.4)
Related deferred income taxes	16.7	16.7
	(44.7)	(44.7)

At June 30, 2008, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the Securities and Exchange Commission approval of the Public Company Accounting Oversight Board amendments to the American Institute of Certified Public Accountants Statement on Auditing Standards Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The company currently adheres to the hierarchy of GAAP as presented in SFAS 162, and does not expect its adoption will have a material impact on its financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (“SFAS 161”), which is intended to improve the financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The company is currently evaluating the impact of adoption of SFAS 161 on its financial position and results of operations.

14.   Subsequent Event

Subsequent to the end of the second quarter, on July 29, 2008 the company on behalf of itself and certain of its subsidiaries announced the terms of a cash offer under which it offered to acquire all of the outstanding ordinary shares of Advent that it did not already own for a price of 165 pence per share. Prior to the offer, the company owned approximately 18.1 million shares (approximately 44.5%) of the approximately 40.6 million shares issued and outstanding. At the time of the offer, the company had received non-binding letters of intent to accept the offer from holders of approximately 8.1 million shares (approximately 20.0%). If holders of all shares not already owned by the company and its subsidiaries accept the offer, the cash funding potentially required could total approximately $74, which would be funded by the company and certain of its subsidiaries that are currently holders of Advent shares. Unless the offer is extended by the company, it is expected that the transaction will close before the end of August 2008.

15.   Comparative Figures

Certain prior period comparative figures have been reclassified to be consistent with the current year’s presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (as of July 31, 2008, except as otherwise indicated) (in US$ millions except per share amounts and as otherwise indicated)

This management’s discussion and analysis should be read in conjunction with note 1 to the consolidated financial statements included herein and with the notes to the management’s discussion and analysis for the year ended December 31, 2007 as set out in the company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2007.

Second Quarter Results

The company’s sources of net earnings and combined ratios by business segment were as follows for the three and six months ended June 30, 2008 and 2007:

	Second quarter		First six months
	2008	2007	2008	2007
Combined ratios Insurance – Canada (Northbridge)	99.6%	86.9%	99.2%	90.2%
– U.S. (Crum & Forster)	130.0%	93.7%	119.0%	94.8%
– Asia (Fairfax Asia)	74.4%	85.9%	77.7%	91.0%
Reinsurance – OdysseyRe	98.7%	93.9%	98.6%	95.2%
– Group Re	99.0%	95.4%	98.1%	96.0%
Consolidated	105.8%	92.4%	103.2%	94.0%
Sources of net earnings Underwriting Insurance – Canada (Northbridge)	1.2	31.4	4.3	46.9
– U.S. (Crum & Forster)	(78.7)	19.3	(101.4)	31.4
– Asia (Fairfax Asia)	5.5	2.4	8.5	2.8
Reinsurance – OdysseyRe	6.8	31.2	14.6	51.0
– Group Re	0.5	2.9	1.6	4.6
Underwriting income (loss)	(64.7)	87.2	(72.4)	136.7
Interest and dividends	120.6	161.6	250.6	315.9
Operating income	55.9	248.8	178.2	452.6
Net gains (losses) on investments	(98.1)	182.5	553.7	255.0
Runoff	18.4	(11.9)	191.8	(2.1)
Claims adjusting	–	1.3	–	3.0
Interest expense	(39.5)	(65.5)	(80.7)	(110.8)
Corporate overhead and other	15.5	27.3	260.7	26.2
Pre-tax income (loss)	(47.8)	382.5	1,103.7	623.9
Income taxes (recovery)	(66.6)	107.2	313.5	186.2
Non-controlling interests	8.8	(107.2)	(130.8)	(158.7)
Net earnings	27.6	168.1	659.4	279.0

The company’s insurance and reinsurance operations generated an underwriting loss of $64.7 in the second quarter of 2008 compared to an underwriting profit of $87.2 in the second quarter of 2007. The combined ratio of those operations in the second quarter of 2008 was 105.8% compared to 92.4% in the second quarter of 2007, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 99.6%, 130.0% and 98.7% respectively. Second quarter underwriting results included the unfavourable impact of a reinsurance commutation by Crum & Forster that resulted in a non-cash pre-tax charge to earnings of $84.2 (representing 32.0 combined ratio points of adverse prior year loss development at Crum & Forster and 7.5 combined ratio points at Fairfax). Excluding the impact of the Crum & Forster reinsurance commutation, Crum & Forster’s combined ratio was 98.0% and Fairfax’s combined ratio was 98.3%. Second quarter 2008 underwriting results included 5.7 combined ratio points ($64.7) of net adverse development of prior years’ reserves, comprised of the 7.5 combined ratio points of adverse reserve development resulting from Crum & Forster’s reinsurance commutation, partially offset by 1.8 combined ratio points of otherwise net favourable reserve development (net favourable reserve development at Crum & Forster, Northbridge and Fairfax Asia, partially offset by net adverse reserve development at OdysseyRe). Second quarter 2007 underwriting results included a benefit of 3.0 points ($33.7) of net favourable development of prior years’ reserves. A year-over-year increase in weather-related catastrophe losses negatively impacted the second quarter of 2008 underwriting results by 4.6 combined ratio points ($52.1) compared to 3.1 points ($35.1) in the second quarter of 2007.

For the first six months of 2008, the company’s insurance and reinsurance operations generated an underwriting loss of $72.4 and a combined ratio of 103.2% compared to an underwriting profit of $136.7 and a combined ratio of 94.0% in the first six months of 2007. Underwriting results for the first six months of 2008 included the impact of the reinsurance commutation in the second quarter by Crum & Forster ($84.2 pre-tax, representing 3.8 combined ratio points of adverse prior years’ reserve development) and the settlement of an asbestos-related lawsuit during the first quarter by Crum & Forster ($25.5 pre-tax, representing 1.1 combined ratio points of adverse prior years’ reserve development). Excluding the impact of Crum & Forster’s reinsurance commutation and lawsuit settlement, Crum & Forster’s combined ratio was 98.4% and Fairfax’s combined ratio was 98.3%. Underwriting results for the first six months included 3.5 combined ratio points ($79.6) of net adverse prior years’ reserve development, comprised of the 4.9 combined ratio points of adverse reserve development resulting from the Crum & Forster reinsurance commutation and lawsuit settlement, partially offset by 1.4 combined ratio points of otherwise net favourable reserve development (net favourable reserve development at Crum & Forster, Northbridge and Fairfax Asia, partially offset by net adverse reserve development at OdysseyRe). Catastrophe losses negatively impacted the first six months of 2008 underwriting results by 4.1 combined ratio points ($91.6), primarily reflecting the impact on OdysseyRe of winter storm and earthquake activity in China and the effects of storm events and weather severity on Crum & Forster and Northbridge, compared to 3.3 combined ratio points ($74.8) in the first six months of 2007, principally related to the impact on OdysseyRe of the European windstorm Kyrill and the effects of storm events on Crum & Forster.

Net earnings were $27.6 ($0.84 per share and diluted share) in the second quarter of 2008 compared to $168.1 ($9.32 per share, $8.92 per diluted share) in the second quarter of 2007. The decrease in second quarter net earnings reflects, in addition to the decline in underwriting results, a $37.3 decrease in interest and dividends and net losses on investments of $45.6 compared to net gains on investments of $230.0 in the second quarter of 2007. Partially offsetting the declines in underwriting and investment income in the second quarter of 2008 were the effects of lower interest expense, and reduced non-controlling interests and income taxes resulting from the pre-tax loss for the second quarter.

For the first six months of 2008, net earnings were $659.4 ($35.27 per share, $34.72 per diluted share) compared to $279.0 ($15.41 per share, $14.77 per diluted share) for the first six months of 2007. Increased six months earnings in 2008 primarily reflect net gains on investments of $1,047.2 in the first six months of 2008 (including net gains of $708.9 related to credit default swaps and net gains of $372.8 related to equity and equity index total return swaps and short positions) compared to net gains on investments of $328.8 in the first six months of 2007 (including a gain of $220.5 on the disposition of the company’s investment in Hub International Limited (“Hub”)).

Revenue in the second quarter of 2008 decreased to $1,245.3 from $1,670.1 in the second quarter of 2007, principally as a result of a $275.6 decrease in net gains on investments, an $11.7 or 1.0% decrease in net premiums earned and a $37.3 or 18.5% decrease in interest and dividends. Following the sale in 2007 of a majority of the company’s interest in the operating companies of Cunningham Lindsey Group Inc. (“Cunningham Lindsey”), the decline in revenue also reflected the deconsolidation of those operating companies in 2008. Revenue in the first six months of 2008 increased to $3,636.1 from $3,205.1 in the first six months of 2007, principally as a result of a $718.4 increase in net gains on investments, partially offset by a $31.7 or 1.4% decrease in net premiums earned, a $55.8 or 13.9% decrease in interest and dividends, and the decline in claims fees following the deconsolidation of the operating companies of Cunningham Lindsey.

Net premiums written by the company’s insurance and reinsurance operations in the second quarter of 2008 declined 1.7% to $1,172.2 from $1,192.7 in the second quarter of 2007. The decline in written premiums for the second quarter and first six months of 2008 reflects Fairfax’s disciplined response to increasingly competitive conditions and pricing trends in insurance and reinsurance markets where Fairfax’s insurance and reinsurance companies compete. Net premiums written by Northbridge during the second quarter of 2008 increased by 21.7% compared to net premiums written during the second quarter of 2007 (an increase of 9.7% measured in local currency, reflecting the year-over-year appreciation in the Canadian dollar relative to the U.S. dollar), principally as a result of changes to the 2008 reinsurance programme that resulted in increased premium retention and reduced cessions to reinsurers by the Northbridge operating companies. Net premiums written by Crum & Forster declined by 20.9% in total, with declines across all major lines of business with the exception of accident and health, reflecting Crum & Forster’s disciplined response to deteriorating market conditions in the U.S. commercial lines business. Net premiums written by OdysseyRe during the second quarter declined by 0.3%, with declines in the London Market and Americas division offset by increases in the EuroAsia and U.S. Insurance divisions. Reflecting the above mentioned factors, net premiums written by the company’s insurance and reinsurance operations in the first six months of 2008 declined 1.1% to $2,236.2 from $2,261.2 in the first six months of 2007. Net premiums written increased at Northbridge by 23.4% (8.8% measured in local currency) and decreased at Crum & Forster by 17.3% and at OdysseyRe by 1.0%.

As a result of the commencement of equity accounting for the retained interests in the Cunningham Lindsey operating companies on December 31, 2007, operating expenses for the three and six months ended June 30, 2008 in the consolidated statement of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Of the $283.2 of consolidated operating expenses in the second quarter of 2007, $188.1 related to insurance, reinsurance and runoff operations and corporate overhead, while the balance of $95.1 related to Cunningham Lindsey. The $23.3 increase in second quarter 2008 operating expenses (after adjusting for 2007 Cunningham Lindsey operating expenses) related primarily to increased corporate overhead and other costs at Fairfax and OdysseyRe. For the first six months of 2007, of the $568.0 of consolidated operating expenses, $379.4 related to insurance, reinsurance and runoff operations and corporate overhead, while the balance of $188.6 related to Cunningham Lindsey. The $43.3 increase in operating costs in the first six months of 2008 (after adjusting for 2007 Cunningham Lindsey operating expenses) related primarily to increased corporate overhead and other costs at Fairfax and OdysseyRe.

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out below for the three and six months ended June 30, 2008 and 2007. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended June 30, 2008

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Group Re	Ongoing Operations	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	455.6	279.6	61.5	566.1	49.1	1,411.9	(0.1)	(51.7)	–	1,360.1
Net premiums written	346.0	246.2	27.4	503.5	49.1	1,172.2	(0.3)	–	–	1,171.9
Net premiums earned	277.2	262.9	21.6	515.6	48.7	1,126.0	0.2	–	–	1,126.2
Underwriting profit (loss)	1.2	(78.7)	5.5	6.8	0.5	(64.7)	–	–	–	(64.7)
Interest and dividends	30.0	28.0	(0.9)	57.2	6.3	120.6	–	–	–	120.6
Operating income (loss) before:	31.2	(50.7)	4.6	64.0	6.8	55.9	–	–	–	55.9
Net gains (losses) on investments	(153.1)	9.2	–	54.6	(3.5)	(92.8)	25.4	(5.3)	–	(72.7)
Runoff operating income (loss)	–	–	–	–	–	–	(7.0)	–	–	(7.0)
Interest expense	–	(7.4)	–	(8.4)	–	(15.8)	–	–	(23.7)	(39.5)
Corporate overhead and other	(3.5)	0.4	(0.7)	(7.9)	–	(11.7)	–	–	27.2	15.5
Pre-tax income (loss)	(125.4)	(48.5)	3.9	102.3	3.3	(64.4)	18.4	(5.3)	3.5	(47.8)
Income taxes (recovery)										(66.6)
Non-controlling interests										8.8
Net earnings										27.6

Quarter ended June 30, 2007

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Group Re	Ongoing Operations	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	441.7	345.6	60.8	553.3	67.3	1,468.7	15.6	(71.0)	—	1,413.3
Net premiums written	284.4	311.4	24.5	505.1	67.3	1,192.7	6.8	—	—	1,199.5
Net premiums earned	240.3	306.8	17.1	514.8	63.7	1,142.7	(4.8)	—	—	1,137.9
Underwriting profit	31.4	19.3	2.4	31.2	2.9	87.2	—	—	—	87.2
Interest and dividends	28.1	39.9	4.9	81.5	7.2	161.6	—	—	—	161.6
Operating income before:	59.5	59.2	7.3	112.7	10.1	248.8	—	—	—	248.8
Net gains (losses) on investments	61.4	(10.9)	0.1	133.9	(11.6)	172.9	8.3	9.6	—	190.8
Runoff operating income (loss)	—	—	—	—	—	—	(20.2)	—	—	(20.2)
Claims adjusting	—	—	—	—	—	—	—	—	1.3	1.3
Interest expense	—	(28.8)	—	(9.4)	—	(38.2)	—	—	(27.3)	(65.5)
Corporate overhead and other	(3.2)	(0.6)	(1.0)	(3.1)	—	(7.9)	—	—	35.2	27.3
Pre-tax income (loss)	117.7	18.9	6.4	234.1	(1.5)	375.6	(11.9)	9.6	9.2	382.5
Income taxes										107.2
Non-controlling interests										(107.2)
Net earnings										168.1

Six months ended June 30, 2008

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Group Re	Ongoing Operations	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	788.9	562.2	93.8	1,143.7	80.0	2,668.6	(0.3)	(88.1)	–	2,580.2
Net premiums written	602.0	490.9	41.8	1,021.3	80.2	2,236.2	(0.3)	–	–	2,235.9
Net premiums earned	557.1	534.7	38.2	1,027.0	84.9	2,241.9	2.2	–	–	2,244.1
Underwriting profit (loss)	4.3	(101.4)	8.5	14.6	1.6	(72.4)	–	–	–	(72.4)
Interest and dividends	59.9	43.7	2.5	129.3	15.2	250.6	–	–	–	250.6
Operating income (loss) before:	64.2	(57.7)	11.0	143.9	16.8	178.2	–	–	–	178.2
Net gains (losses) on investments	(23.5)	207.4	(3.4)	381.0	0.6	562.1	203.2	(8.4)	–	756.9
Runoff operating income (loss)	–	–	–	–	–	–	(11.4)	–	–	(11.4)
Interest expense	–	(14.4)	–	(17.4)	–	(31.8)	–	–	(48.9)	(80.7)
Corporate overhead and other	(7.8)	(1.7)	(1.8)	(19.8)	–	(31.1)	–	–	291.8	260.7
Pre-tax income (loss)	32.9	133.6	5.8	487.7	17.4	677.4	191.8	(8.4)	242.9	1,103.7
Income taxes										313.5
Non-controlling interests										(130.8)
Net earnings										659.4

Six months ended June 30, 2007

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Group Re	Ongoing Operations	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	762.7	672.5	82.3	1,121.5	113.4	2,752.4	21.3	(128.7)	—	2,645.0
Net premiums written	487.7	593.8	35.1	1,031.3	113.3	2,261.2	7.7	—	—	2,268.9
Net premiums earned	477.8	600.5	30.8	1,053.7	115.4	2,278.2	(2.4)	—	—	2,275.8
Underwriting profit	46.9	31.4	2.8	51.0	4.6	136.7	—	—	—	136.7
Interest and dividends	55.9	77.2	8.1	158.8	15.9	315.9	—	—	—	315.9
Operating income before:	102.8	108.6	10.9	209.8	20.5	452.6	—	—	—	452.6
Net gains (losses) on investments	77.2	8.2	0.4	182.2	(9.4)	258.6	20.3	(3.6)	—	275.3
Runoff operating income (loss)	—	—	—	—	—	—	(22.4)	—	—	(22.4)
Claims adjusting	—	—	—	—	—	—	—	—	3.0	3.0
Interest expense	—	(37.1)	—	(18.9)	—	(56.0)	—	—	(54.8)	(110.8)
Corporate overhead and other	(6.0)	0.2	(2.0)	(8.3)	—	(16.1)	—	—	42.3	26.2
Pre-tax income (loss)	174.0	79.9	9.3	364.8	11.1	639.1	(2.1)	(3.6)	(9.5)	623.9
Income taxes										186.2
Non-controlling interests										(158.7)
Net earnings										279.0

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a company-by-company basis for the three and six months ended June 30, 2008 and 2007.

Canadian Insurance – Northbridge

	Second quarter		First six months
	2008	2007	2008	2007
Underwriting profit	1.2	31.4	4.3	46.9
Combined ratio	99.6%	86.9%	99.2%	90.2%
Gross premiums written	455.6	441.7	788.9	762.7
Net premiums written	346.0	284.4	602.0	487.7
Net premiums earned	277.2	240.3	557.1	477.8
Underwriting profit	1.2	31.4	4.3	46.9
Interest and dividends	30.0	28.1	59.9	55.9
Operating income	31.2	59.5	64.2	102.8
Net gains (losses) on investments	(153.1)	61.4	(23.5)	77.2
Pre-tax income (loss) before interest and other	(121.9)	120.9	40.7	180.0

Northbridge’s underwriting performance in the second quarter of 2008 featured reduced underwriting profit of $1.2 and a combined ratio of 99.6% compared to underwriting profit of $31.4 and a combined ratio of 86.9% in the second quarter of 2007. Underwriting results in the first six months of 2008 deteriorated relative to the results in the first six months of 2007, with underwriting profit of $4.3 and a combined ratio of 99.2% compared to underwriting profit of $46.9 and a combined ratio of 90.2% in the first six months of 2007. The declines in underwriting results in the second quarter and the first six months of 2008 were primarily attributable to heightened property claims frequency, increased loss severity as a result of winter weather and storm events, and reduced year-over-year benefit from favourable development of prior years’ reserves. Second quarter 2008 underwriting results included 4.0 combined ratio points ($11.0) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business on the most recent accident years and favourable movement in the U.S. dollar-Canadian dollar exchange rate on U.S. dollar-denominated claims liabilities, partially offset by adverse development on pre-2003 casualty claims. Underwriting results in the second quarter of 2007 included the positive impact of 11.5 combined ratio points ($27.6) of net favourable development of prior years’ reserves, primarily related to the favourable impact of movements in the U.S. dollar-Canadian dollar exchange rate on U.S. dollar-denominated claims liabilities. Underwriting results in the first six months of 2008 included 1.9 combined ratio points ($10.3) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business for the most recent accident years, partially offset by unfavourable movement in the U.S. dollar-Canadian dollar exchange rate, compared to the positive impact of 7.4 combined ratio points ($35.4) of net favourable development of prior years’ reserves in the first six months of 2007, primarily attributable to the favourable impact of movement in the U.S. dollar-Canadian dollar exchange rate, lower than expected claims development on recent accident years and favourable development from the facility association. Current period catastrophe losses, primarily related to wind and hail storms, added 2.1 combined ratio points to second quarter 2008 underwriting results and 1.1 combined ratio points in the first six months of 2008 (catastrophe losses had no significant impact in the second quarter and first six months of 2007).

Northbridge’s disciplined response to the softening underwriting cycle and increasing competition for new and renewal business contributed to a decline in gross premiums written during the second quarter and the first six months of 2008 in Canadian dollar terms compared to the second quarter and the first six months of 2007 of 6.9% and 8.8% respectively. Net premiums written increased by 9.7% in the second quarter and 8.8% in the first six months of 2008 compared to 2007 in Canadian dollar terms, reflecting changes to Northbridge’s 2008 reinsurance programme that resulted in increased premium retention through reduced cessions to reinsurers by its operating subsidiaries.

Net losses on investments in the second quarter of 2008 of $153.1 primarily related to $112.3 of other than temporary impairments recorded on common stock investments and net losses of $42.0 related to short equity and equity index positions and other derivative positions. Net gains on investments of $61.4 and $77.2 in the second quarter and first six months of 2007 included an $87.7 pre-tax gain on the disposition of Northbridge’s investment in Hub. A year-over-year increase in interest and dividends, principally reflecting the favourable impact of movements in the U.S. dollar-Canadian dollar exchange rate, partially offset the impact of net investment losses that contributed to a pre-tax loss before interest and other of $121.9, compared to pre-tax income before interest and other of $120.9 in the second quarter of 2007. Net losses on investments in the first six months of 2008 of $23.5 included $112.3 of other than temporary impairments recorded on common stock investments, net gains related to credit default swaps of $83.7 and net gains related to short equity and equity index positions of $7.9. Interest and dividends in the first six months of 2008 increased, principally reflecting the favourable impact of movements in the U.S. dollar-Canadian dollar exchange rate, and partially offset the net investment losses that contributed to the $139.3 year-over-year decrease in pre-tax income before interest and other.

Cash provided by operating activities in the second quarter of 2008 was $69.7 compared to cash provided by operating activities of $80.0 in the second quarter of 2007, with the decrease primarily due to decreased operating income and the timing of payments and receipts relating to income taxes, reinsurance recoverables and certain working capital accounts, partially offset by the timing of net payments for claims liabilities. Cash provided by operating activities in the first six months of 2008 was $39.1 compared to $64.0 in the first six months of 2007, with the decline primarily attributable to decreased operating income and the timing of payments and receipts relating to income taxes, reinsurance recoverables and certain working capital accounts, partially offset by the timing of net payments for claims liabilities. Cash used in investing activities during the second quarter included $253.9 used to close certain equity index short positions, as during the quarter the company changed its approach to equity hedging by substituting equity index total return swaps for short sales. Cash used to close the short positions had been classified as assets pledged for short sale and derivative obligations on the March 31, 2008 balance sheet.

For more information on Northbridge’s results, please see its second quarter report which will be posted on its website at www.norfin.com.

U.S. Insurance – Crum & Forster(1)

	Second quarter		First six months
	2008	2007	2008	2007
Underwriting profit (loss)	(78.7)	19.3	(101.4)	31.4
Combined ratio	130.0%	93.7%	119.0%	94.8%
Gross premiums written	279.6	345.6	562.2	672.5
Net premiums written	246.2	311.4	490.9	593.8
Net premiums earned	262.9	306.8	534.7	600.5
Underwriting profit (loss)	(78.7)	19.3	(101.4)	31.4
Interest and dividends	28.0	39.9	43.7	77.2
Operating income (loss)	(50.7)	59.2	(57.7)	108.6
Net gains (losses) on investments	9.2	(10.9)	207.4	8.2
Pre-tax income (loss) before interest and other	(41.5)	48.3	149.7	116.8

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

Challenging market conditions in most lines of business and the unfavourable impact of the commutation of a reinsurance treaty contributed to a deterioration in underwriting results for Crum & Forster in the second quarter of 2008, with a combined ratio of 130.0% compared to 93.7% in the second quarter of 2007. Excluding the impact of the reinsurance commutation, Crum & Forster’s second quarter combined ratio was 98.0%. During the second quarter, Crum & Forster commuted an aggregate stop loss agreement with an unaffiliated reinsurer that was entered into in 1998 in connection with the acquisition of Crum & Forster by Fairfax. The agreement had provided coverage for loss reserve development for accident periods prior to August 13, 1998, the date of acquisition of Crum & Forster by Fairfax. Coverage of $386.7 had been fully utilized by Crum & Forster and reinsurance recoverable on the contract was $386.7 at March 31, 2008. As a result of the commutation, Crum & Forster received cash proceeds of $302.5 and recorded a non-cash pre-tax charge to earnings of $84.2 (representing 32.0 combined ratio points of adverse prior year loss development) during the second quarter. In addition to the adverse impact of the reinsurance commutation, the second quarter 2008 results included the benefit of otherwise net favourable prior year loss development of 4.8 combined ratio points ($12.6), principally attributable to favourable loss development in casualty lines, partially offset by unfavourable loss development in property lines (compared to the benefit in the second quarter of 2007 of $10.9 or 3.6 combined ratio points of net favourable development of prior years’ reserves primarily related to workers’ compensation, partially offset by unfavourable loss development in property lines). Current period catastrophe losses of $10.4, primarily related to storm events in the U.S. southeast, added 4.0 combined ratio points to second quarter 2008 underwriting results, compared to catastrophe losses of $15.9 or 5.2 combined ratio points in the second quarter of 2007.

The effects of unfavourable pricing trends and market conditions, the impact of the second quarter reinsurance commutation and the settlement of an asbestos-related lawsuit in the first quarter of 2008 contributed to unfavourable underwriting results for Crum & Forster in the first six months of 2008, with a combined ratio of 119.0% compared to 94.8% in the first six months of 2007. Excluding the impact of the reinsurance commutation and the lawsuit settlement, Crum & Forster’s combined ratio in the first six months of 2008 was 98.4%. In addition to the impacts of the reinsurance commutation ($84.2 or 15.8 combined ratio points) and the lawsuit settlement ($25.5 or 4.8 combined ratio points), underwriting results in the first six months of 2008 included net favourable prior year loss development of 3.9 combined ratio points ($21.0), principally attributable to favourable loss development in casualty lines, partially offset by adverse loss development in property lines (compared to $20.0 or 3.3 combined ratio points of net favourable loss development primarily attributable to favourable loss development in workers’ compensation, partially offset by adverse loss development in property lines in the first six months of 2007). Current period catastrophe losses of $13.2, primarily related to storm events in the U.S. southeast and midwest regions, added 2.5 combined ratio points to the first six months of 2008 underwriting results, compared to losses of $16.6 and 2.8 combined ratio points in the first six months of 2007.

Crum & Forster’s disciplined response to the softening underwriting cycle, increasing competition for new and renewal business and declining pricing trends contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, including primary casualty and property, partially offset by growth in accident and health business written by the Fairmont Specialty division, resulting in overall decreases in gross premiums written and net premiums written of 19.1% and 20.9% respectively for the second quarter of 2008 compared to the second quarter of 2007. Net premiums earned decreased by 14.3% in the second quarter of 2008 compared to the second quarter of 2007. Reflecting the above mentioned factors, gross premiums written and net premiums written declined by 16.4% and 17.3% respectively in the first six months of 2008 compared to the first six months of 2007. Net premiums earned decreased by 11.0% in the first six months of 2008 compared to the first six months of 2007.

The impact on total investment income of a decline in second quarter interest and dividend income, primarily attributable to reduced equity in earnings of investees and a year-over-year decline in average short term interest rates, was more than offset by increased net gains on investments of $9.2 (primarily attributable to net gains on short equity and equity index positions). A decline in interest and dividend income in the first six months of 2008, primarily attributable to reduced equity in earnings of investees and a year-over-year decline in average short term interest rates, was more than offset by increased net gains on investments of $207.4 (including $156.6 of net gains related to credit default swaps and $81.6 of net gains related to short equity and equity index positions, partially offset by $41.1 of other than temporary impairments recorded on common stock and bond investments), contributing to a $32.9 increase in pre-tax income before interest and other in the first six months of 2008 compared to the first six months of 2007.

Cash provided by operating activities in the second quarter of 2008 was $243.1 compared to cash used in operating activities of $14.5 in the second quarter of 2007, with the increase primarily attributable to the $302.5 cash proceeds of the reinsurance commutation, partially offset by lower premium collections. Cash provided by operating activities in the first six months of 2008 was $267.5 compared to $12.7 in the first six months of 2007, with the increase primarily attributable to the $302.5 cash proceeds of the reinsurance commutation, partially offset by lower premium collections. Cash used in investing activities during the second quarter included $642.1 used to close certain equity index short positions, as during the quarter the company changed its approach to equity hedging by substituting equity total return swaps for short sales. Cash used to close the short positions had been classified as assets pledged for short sale and derivative obligations on the March 31, 2008 balance sheet.

For more information on Crum & Forster’s results, please see its second quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

Asian Insurance – Fairfax Asia

	Second quarter		First six months
	2008	2007	2008	2007
Underwriting profit	5.5	2.4	8.5	2.8
Combined ratio	74.4%	85.9%	77.7%	91.0%
Gross premiums written	61.5	60.8	93.8	82.3
Net premiums written	27.4	24.5	41.8	35.1
Net premiums earned	21.6	17.1	38.2	30.8
Underwriting profit	5.5	2.4	8.5	2.8
Interest and dividends	(0.9)	4.9	2.5	8.1
Operating income	4.6	7.3	11.0	10.9
Net gains (losses) on investments	–	0.1	(3.4)	0.4
Pre-tax income before interest and other	4.6	7.4	7.6	11.3

Improved underwriting results for Fairfax Asia in the second quarter included underwriting profit of $5.5 and a combined ratio of 74.4%, reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon, compared to underwriting profit of $2.4 and a combined ratio of 85.9% in the second quarter of 2007. The second quarter results included the benefit of 2.7 combined ratio points ($0.6) attributable to net favourable development of prior years’ reserves (compared to 5.7 combined ratio points ($1.0) of net adverse development in the second quarter of 2007). In the second quarter of 2008, increased marine, motor, engineering and workers’ compensation business written by First Capital, a significant portion of which was ceded to third party reinsurers, was partially offset by a decrease in premiums written by Falcon due to the effects of intense market competition, resulting in a 1.2% increase in gross premiums written and an 11.8% increase in net premiums written. Increased underwriting profit was offset by decreased interest and dividends (due to reduced equity in earnings of investees, principally ICICI Lombard General Insurance Company Limited (“ICICI Lombard”)) and net investment gains in the second quarter of 2008 compared to the second quarter of 2007, resulting in a decrease in pre-tax income before interest and other to $4.6 from $7.4.

Fairfax Asia produced increased underwriting profit of $8.5 and a combined ratio of 77.7% in the first six months of 2008 (underwriting profit of $2.8 and a combined ratio of 91.0% in the first six months of 2007), reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon. The improved first six months results included 0.4 combined ratio points ($0.2) attributable to net favourable development of prior years’ reserves (compared to 15.6 combined ratio points ($4.8) of net adverse development in the first six months of 2007). In the first six months of 2008, increased marine, motor, engineering and workers’ compensation business written by First Capital, a significant portion of which was ceded to third party reinsurers, was partially offset by a decrease in premiums written by Falcon due to the effects of intense market competition, resulting in a 14.0% increase in gross premiums written and a 19.1% increase in net premiums written. Increased underwriting profit was offset by decreased interest and dividends (due to reduced equity in earnings of investees, principally ICICI Lombard) and net gains on investments in the first six months of 2008 compared to the first six months of 2007, resulting in a decrease in pre-tax income before interest and other to $7.6 from $11.3.

As at June 30, 2008, the company had invested a total of $57.1 to acquire and maintain its 26.0% interest in ICICI Lombard and carried this investment at $57.0 on the equity basis of accounting (and at a fair value of $455.0 for balance sheet disclosure purposes). Subsequent to June 30, 2008, the company has invested an additional $30.3 as its pro rata contribution in the most recent share capital issuance by ICICI Lombard. The valuation used in the most recent share capital issuance was determined by ICICI Lombard after consideration of the valuations of comparable companies, the financial terms of certain transactions involving comparable companies, and industry and company business and financial information. After giving effect to this most recent share capital issuance, including the valuation used, the company’s carrying value of its 26.0% interest in ICICI Lombard is $87.3 and its fair value is $485.3.

Reinsurance – OdysseyRe(1)

	Second quarter		First six months
	2008	2007	2008	2007
Underwriting profit	6.8	31.2	14.6	51.0
Combined ratio	98.7%	93.9%	98.6%	95.2%
Gross premiums written	566.1	553.3	1,143.7	1,121.5
Net premiums written	503.5	505.1	1,021.3	1,031.3
Net premiums earned	515.6	514.8	1,027.0	1,053.7
Underwriting profit	6.8	31.2	14.6	51.0
Interest and dividends	57.2	81.5	129.3	158.8
Operating income	64.0	112.7	143.9	209.8
Net gains on investments	54.6	133.9	381.0	182.2
Pre-tax income before interest and other	118.6	246.6	524.9	392.0

(1)	These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP.

In the second quarter of 2008, OdysseyRe generated underwriting profit of $6.8 and a combined ratio of 98.7%, compared to an underwriting profit of $31.2 and a combined ratio of 93.9% in the second quarter of 2007. The 2008 second quarter combined ratio included 6.9 combined ratio points ($35.7) related to current period catastrophe losses (net of reinstatement premiums), with the southern China snowstorm and the China earthquake representing the largest losses. The 2007 second quarter combined ratio included 3.6 combined ratio points ($18.7) related to catastrophe losses (net of reinstatement premiums), primarily related to the Persian Gulf cyclone Gonu and the northern European windstorm Kyrill. Second quarter 2008 underwriting results were adversely impacted by 1.1 combined ratio points ($5.7) of prior period reserve development, principally comprised of net unfavourable reserve development in the Americas, EuroAsia and U.S. Insurance divisions, partially offset by net favourable development in the London Market division. Second quarter 2007 underwriting results included 1.0 combined ratio point ($5.4) of net adverse development, principally related to 2001 and prior years’ Americas division casualty reserves, partially offset by net favourable reserve development in the London Market and U.S. Insurance divisions.

In the first six months of 2008, OdysseyRe produced underwriting profit of $14.6 and a combined ratio of 98.6%, compared to an underwriting profit of $51.0 and a combined ratio of 95.2% in the first six months of 2007. The 2008 first six months combined ratio included 7.0 combined ratio points ($72.3) related to current period catastrophe losses (net of reinstatement premiums), primarily related to the southern China snowstorm, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. The 2007 first six months combined ratio included 5.5 combined ratio points ($57.7) related to catastrophe losses (net of reinstatement premiums), primarily related to the northern European windstorm Kyrill, the Persian Gulf cyclone Gonu and the Jakarta floods. Underwriting results in the first six months of 2008 were unfavourably impacted by 0.3 combined ratio points ($3.4) of prior period reserve development, principally comprised of net unfavourable reserve development in the Americas and EuroAsia divisions, partially offset by net favourable development in the London Market division. First six months 2007 underwriting results included 0.7 combined ratio points ($7.8) of net adverse development, principally related to 2001 and prior years’ Americas division casualty reserves, partially offset by net favourable reserve development in the London Market and U.S. Insurance divisions.

OdysseyRe continued to experience broad competitive pressures in the global reinsurance and insurance markets in which it competes. Year-to-date declines in the Americas division reinsurance premiums reflected increasing client retentions and softening pricing in reinsurance markets, while insurance premiums were affected by planned reductions in certain of the U.S. Insurance division’s lines of business. These decreases were offset by year-to-date increases in premiums written by the London Market division, which experienced growth in its professional liability business; the EuroAsia division, where favourable foreign currency movements resulted in increased premiums measured in U.S. dollars; and the U.S. Insurance division, which achieved modest increases in certain lines of business. Gross premiums written during the second quarter of 2008 increased 2.3% to $566.1 from $553.3 in the second quarter of 2007, and included increases of 25.6% in EuroAsia and 2.9% in U.S. insurance, offset by a 12.9% decline in the Americas and a 2.6% decline in the London Market division. Net premiums written during the quarter declined modestly by 0.3% from $505.1 to $503.5, and net premiums earned increased by 0.2% from $514.8 to $515.6. Gross premiums written during the first six months of 2008 increased by 2.0%, and included increases of 17.9% in EuroAsia, 11.5% in the London Market division and 2.3% in the U.S. Insurance division, offset by a 12.9% decrease in the Americas division. Net premiums written during the first six months of 2008 compared to the first six months of 2007 declined by 1.0%, reflecting the effect of increased utilization of reinsurance in the London Market division, and net premiums earned declined by 2.5% to $1,027.0.

Investment income earned in the second quarter of 2008 declined compared to the second quarter of 2007, with a 29.8% decline in interest and dividends reflecting reduced equity in earnings of investees and lower average short term interest rates. Net investment gains declined to $54.6 in the second quarter of 2008 (including net gains of $35.9 on bonds and net gains of $13.0 related to short equity and equity index positions) compared to $133.9 in the second quarter of 2007 (including a $130.1 gain on the disposition of OdysseyRe’s investment in Hub). The declines in underwriting results and investment income contributed to decreased pre-tax income before interest and other of $118.6 in the second quarter of 2008 compared to $246.6 in the second quarter of 2007.

Increased net gains on investments of $381.0 in the first six months of 2008 (including net gains of $172.3 related to credit default swaps, net gains of $105.3 related to short equity and equity index positions and net gains of $114.1 on bonds, partially offset by other than temporary impairments recorded on common stock and bond investments of $41.2) more than offset the declines in underwriting profit and interest and dividends, and contributed to an increase in pre-tax income before interest and other to $524.9 from $392.0 in the first six months of 2007.

Cash provided by operating activities in the second quarter of 2008 was $16.1 compared to cash used by operating activities of $7.0 in the second quarter of 2007, with the increase primarily attributable to underwriting cash flows offset by an increase in taxes paid. Cash provided by operating activities in the first six months of 2008 was $124.4 compared to cash provided by operating activities of $104.9 in the first six months of 2007, with the increase primarily attributable to an increase in underwriting cash flows offset by an increase in taxes paid.

For more information on OdysseyRe’s results, please see its second quarter report on Form 10-Q which will be posted on its website at www.odysseyre.com.

Reinsurance – Group Re

	Second quarter		First six months
	2008	2007	2008	2007
Underwriting profit	0.5	2.9	1.6	4.6
Combined ratio	99.0%	95.4%	98.1%	96.0%
Gross premiums written	49.1	67.3	80.0	113.4
Net premiums written	49.1	67.3	80.2	113.3
Net premiums earned	48.7	63.7	84.9	115.4
Underwriting profit	0.5	2.9	1.6	4.6
Interest and dividends	6.3	7.2	15.2	15.9
Operating income	6.8	10.1	16.8	20.5
Net gains (losses) on investments	(3.5)	(11.6)	0.6	(9.4)
Pre-tax income (loss) before interest and other	3.3	(1.5)	17.4	11.1

During the second quarter of 2008, Group Re produced a combined ratio of 99.0% and an underwriting profit of $0.5, compared to a combined ratio of 95.4% and an underwriting profit of $2.9 in the second quarter of 2007. Second quarter results included a benefit of 2.1 combined ratio points ($1.0) of net favourable development of prior years’ reserves compared to a benefit of 2.5 combined ratio points ($1.6) of net favourable development in the second quarter of 2007. Group Re generated an underwriting profit of $1.6 and a combined ratio of 98.1% in the first six months of 2008, compared to results in the first six months of 2007 of $4.6 and 96.0% respectively. The results for the first six months of 2008 included a benefit of 2.5 combined ratio points ($2.1) of net favourable development of prior years’ reserves compared to 3.1 combined ratio points ($3.6) of net favourable development in the first six months of 2007. Increasingly competitive conditions in reinsurance markets accounted for declines in gross premiums written and net premiums written in the second quarter of 2008 compared to the second quarter of 2007 of 27.0% and 27.0% respectively and in the first six months of 2008 compared to the first six months of 2007 of 29.5% and 29.2% respectively. In the second quarter of 2008, decreased underwriting profit, decreased interest and dividends and decreased net losses on investments produced pre-tax income before interest and other of $3.3 compared to a pre-tax loss of $1.5 in the second quarter of 2007. In the first six months of 2008, decreased underwriting profit and interest and dividends were more than offset by improved net gains on investments to produce pre-tax income before interest and other of $17.4 compared to $11.1 in the first six months of 2007.

Runoff

	Second quarter		First six months
	2008	2007	2008	2007
Gross premiums written	(0.1)	15.6	(0.3)	21.3
Net premiums written	(0.3)	6.8	(0.3)	7.7
Net premiums earned	0.2	(4.8)	2.2	(2.4)
Losses on claims	(1.8)	(22.1)	(9.9)	(37.6)
Operating expenses	(21.2)	(15.8)	(41.8)	(31.8)
Interest and dividends	15.8	22.5	38.1	49.4
Operating loss	(7.0)	(20.2)	(11.4)	(22.4)
Net gains on investments	25.4	8.3	203.2	20.3
Pre-tax income (loss)	18.4	(11.9)	191.8	(2.1)

The Runoff segment produced pre-tax income of $18.4 in the second quarter of 2008, reflecting a decreased operating loss of $7.0 and net gains on investments of $25.4, principally comprised of net gains related to credit default swaps of $9.6 and net gains of $8.1 related to equity and equity index total return swaps. Lower incurred losses on claims and loss adjustment expenses were only partially offset by increased operating expenses and a decline in interest and dividends, which resulted in the operating loss decreasing to $7.0 in the second quarter of 2008 from $20.2 in the second quarter of 2007.

The Runoff segment generated pre-tax income of $191.8 in the first six months of 2008, reflecting a decreased operating loss of $11.4 and net gains on investments of $203.2, principally comprised of net gains related to credit default swaps of $156.1 and net gains of $33.3 related to equity and equity index total return swaps, partially offset by the recording of an other than temporary impairment on common stocks of $5.7. Lower incurred losses on claims and loss adjustment expenses, partially offset by increased operating expenses and a decline in interest and dividends, resulted in the operating loss decreasing to $11.4 in the first six months of 2008 from $22.4 in the first six months of 2007.

During the second quarter, the U.S. runoff company TIG Insurance Company distributed an extraordinary dividend out of excess capital, which was approved by the relevant insurance regulator, in the amount of approximately $210. Of the proceeds of the dividend, approximately $100 of cash and approximately $10 of securities were distributed to Fairfax and approximately $100 of securities was distributed to nSpire Re Limited.

Other Elements of Net Earnings

Consolidated interest and dividend income in the second quarter of 2008 decreased by 18.5% to $164.7 from $202.0 in the second quarter of 2007, primarily due to the year-over-year decline in average short term interest rates, despite a $2.5 billion increase in the average investment portfolio in the second quarter of 2008 compared to the second quarter of 2007. Consolidated interest and dividend income in the first six months decreased 13.9% to $344.8 from $400.6, principally due to the year-over-year decline in average short term interest rates, despite a $2.3 billion increase in the average investment portfolio in the first six months of 2008 compared to the first six months of 2007.

Consolidated net losses on investments in the second quarter of 2008 of $45.6 included $112.8 of other than temporary impairments recorded principally on common stocks, partially offset by net gains on bonds of $35.7, $23.2 of net gains related to short equity and equity index positions, and $10.8 of net gains related to credit default swaps. Consolidated net gains on investments of $230.0 in the second quarter of 2007 included a gain of $220.5 on the disposition of the company’s investment in Hub, net gains of $76.0 related to common stocks, net losses on bonds of $32.9, $2.5 of net losses related to credit default swaps and $41.3 of net losses related to short equity and equity index positions.

Consolidated net gains on investments in the first six months of 2008 increased to $1,047.2 from $328.8 in the first six months of 2007. Net gains on investments during the first six months of 2008 included $708.9 of net gains related to credit default swaps, $372.8 of net gains related to short equity and equity index positions, net gains of $140.2 on bonds, and $206.9 of other than temporary impairments recorded on common stocks, preferred stocks and bonds. Consolidated net gains on investments of $328.8 in the first six months of 2007 included a gain of $220.5 on the disposition of the company’s investment in Hub, $59.6 of net gains related to credit default swaps, $52.1 of net losses related to short equity and equity index positions, $22.2 of net gains on bonds, and net gains of $77.9 on common stocks.

As of June 30, 2008, the company owned $16.8 billion notional amount of credit default swaps with an average term to maturity of 3.5 years, an original cost of $291.4 and a fair value of $819.3. As of December 31, 2007, the company owned $18.5 billion notional amount of credit default swaps, with an original cost of $340.0 and a fair value of $1,119.1. During the second quarter of 2008, the company sold $0.9 billion notional amount of credit default swaps for proceeds of $190.0 (2007 – nil) and recorded net gains on sales of $22.8 and net mark-to-market losses of $12.0 (net mark-to-market losses on credit default swaps of $2.5 in the second quarter of 2007). During the first six months of 2008, the company sold $4.7 billion notional amount of credit default swaps for proceeds of $1,075.0 (2007 – nil) and recorded net gains on sales of $317.2 and net mark-to-market gains of $391.7 (net mark-to-market gains on credit default swaps of $59.6 in the first six months of 2007).

For the July 1 to July 25, 2008 period, the net losses related to credit default swaps were $11.2, including net gains on sales of $21.4, ($0.9 billion notional amount of credit default swaps were sold for proceeds of $130.0) and net mark-to-market losses of $32.6. The fair value of the $15.9 billion notional amount of credit default swaps held at July 25, 2008 was $678.7, compared to the fair value of $819.3 at June 30, 2008 of the $16.8 billion notional amount of credit default swaps held on that date.

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, including the cumulative realized and unrealized gains as of July 25, 2008. Note that non-GAAP measures are used in this illustrative summary, as explained below.

	Notional amount	Original acquisition cost	Sales proceeds		Excess of sales proceeds over original acquisition cost
FY 2007	965.5	25.7	199.3		173.6
Q1 2008	3,830.0	95.5	885.0		789.5
Q2 2008	855.0	22.8	190.0		167.2
Q3 2008 to July 25	880.0	14.1	130.0		115.9
Cumulative sales since inception	6,530.5	158.1	1,404.3		1,246.2
Remaining credit default swap positions at July 25, 2008	15,893.6	277.4	678.7	(1)	401.3	(2)
Total realized and unrealized from inception	22,424.1	435.5	2,083.0		1,647.5

(1)	Market value as of July 25, 2008

(2)	Unrealized gain (measured using original acquisition cost) as of July 25, 2008

The company has sold $6.53 billion notional amount of credit default swaps since inception with an original acquisition cost of $158.1 for cash proceeds of $1.40 billion and a cumulative gain (measured using original acquisition cost) of $1.25 billion. As of July 25, 2008, the remaining $15.89 billion notional amount of credit default swaps had a market value of $678.7 and an original acquisition cost of $277.4, representing an unrealized gain (measured using original acquisition cost) of $401.3. As of July 25, 2008, total cash proceeds realized from the sale of credit default swaps was $1.40 billion, compared to the total original acquisition cost (the aggregate acquisition cost of the credit default swaps sold and the remaining credit default swaps) of $435.5.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Consolidated interest expense decreased to $39.5 in the second quarter of 2008 from $69.5 in the second quarter of 2007, principally due to significant year-over-year reductions in debt at the holding company and subsidiaries, and to the inclusion in 2007 interest expense of one-time costs of $21.2 incurred in the Crum & Forster debt offering and tender offer. Consolidated interest expense in the first six months of 2008 decreased to $80.7 from $118.4 in the first six months of 2007, primarily reflecting the significant year-over-year reductions in debt at the holding company and subsidiaries, and the inclusion in 2007 interest expense of one-time costs of $21.2 incurred in the Crum & Forster debt offering and tender offer in 2007. Consolidated interest expense is comprised of the following:

	Second quarter		First six months
	2008	2007	2008	2007
Fairfax	21.9	27.3	44.9	54.8
Crum & Forster	7.4	7.6	14.4	15.9
Crum & Forster debt offering and tender offer costs	–	21.2	–	21.2
OdysseyRe	8.4	9.4	17.4	18.9
Cunningham Lindsey	1.8	4.0	4.0	7.6
	39.5	69.5	80.7	118.4

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net gains on investments, earned on Fairfax’s cash, short term investments and marketable securities, and is comprised of the following:

	Second quarter		First six months
	2008	2007	2008	2007
Fairfax corporate overhead	28.2	26.0	54.6	48.9
Subsidiary holding companies corporate overhead	11.7	7.9	31.1	16.1
Holding company interest and dividends	(8.8)	(9.3)	(22.9)	(17.6)
Holding company net gains on investments	(27.1)	(39.2)	(290.3)	(53.5)
Investment management and administration fees	(19.5)	(12.7)	(33.2)	(20.1)
	(15.5)	(27.3)	(260.7)	(26.2)

Increased Fairfax corporate overhead expense in the second quarter of 2008 resulted primarily from increased professional fees. Subsidiary holding companies corporate overhead expense in the second quarter of 2008 increased to $11.7 from $7.9 in the second quarter of 2007, primarily due to unrealized foreign currency translation losses at OdysseyRe. Corporate overhead expenses incurred in the second quarter of 2008 were more than offset by investment income earned on holding company cash, short term investments and marketable securities and by investment management and administration fees earned. Net gains on investments at the holding company of $27.1 in the second quarter of 2008 (2007 – $39.2) included $9.1 (2007 – nil) of net gains on sales of credit default swaps, $14.7 (2007 – $3.7) of net mark-to-market losses on credit default swaps and $19.2 (2007 – losses of $1.2) of net gains related to equity and equity index total return swaps.

Increased Fairfax corporate overhead expense in the first six months of 2008 resulted primarily from increased professional fees. Subsidiary holding companies corporate overhead expense in the first six months of 2008 increased to $31.1 from $16.1 in the first six months of 2007, primarily due to unrealized foreign currency translation losses at OdysseyRe. Corporate overhead expenses incurred in the first six months of 2008 were more than offset by investment income earned on holding company cash, short term investments and marketable securities and by investment management and administration fees earned. Net gains on investments at the holding company of $290.3 in the first six months of 2008 (2007 – $53.5) included $95.6 (2007 – nil) of net gains on sales of credit default swaps, $43.7 (2007 – $12.9) of net mark-to-market gains on credit default swaps and $143.9 (2007 – $0.5) of net gains related to equity and equity index total return swaps.

The effective income tax rate implicit in the $66.6 recovery of income taxes and the $313.5 provision for income taxes in the second quarter and first six months of 2008 respectively differed from the company’s statutory income tax rate of 33.5% as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, and as a result of the release in the second quarter of $23.3 of income tax provisions subsequent to the completion of an examination by the Canada Revenue Agency of Fairfax’s Canadian tax filings related to an amended tax return for the 2002 taxation year.

The effective income tax rate of 27.9% and 29.8% in the second quarter and first six months of 2007 differed from the company’s statutory income tax rate of 36.1% as a result of the effect of the non-taxable portion of the gain recognized on the sale of Hub by the Canadian subsidiaries, income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, partially offset by realized foreign exchange gains on repurchases of U.S. dollar denominated debt which received recognition for tax purposes only.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	Second quarter		First six months
	2008	2007	2008	2007
Northbridge	(32.3)	42.0	9.5	57.7
OdysseyRe	23.5	65.3	121.3	101.1
Cunningham Lindsey	–	0.2	–	0.6
	(8.8)	107.5	130.8	159.4

During the first six months of 2008, Northbridge and OdysseyRe purchased on the open market 482,400 and 5,711,500 respectively of their common shares pursuant to their previously announced common share repurchase programmes, increasing the company’s ownership of Northbridge to 61.2% and of OdysseyRe to 66.4% as at June 30, 2008. Following the sale in 2007 of a majority of its interest in the Cunningham Lindsey operating companies to a third party, the company commenced equity accounting for its retained minority interest in those operations.

Financial Condition

Holding company cash, short term investments and marketable securities at June 30, 2008 totaled $1,153.5 ($1,135.6 net of $17.9 of holding company short sale and derivative obligations), compared to $971.8 at December 31, 2007 ($963.4 net of $8.4 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the second quarter of 2008 included repayment at maturity of $62.1 of the company’s 6.875% unsecured senior notes, the repurchase of 86,301 subordinate voting shares at a net cost of $21.4, $37.0 of interest paid, the repurchase of 1,250,000 Series A and B preference shares at a cost of $30.5, $24.0 additional investment in Fairfax Asia, the receipt of $153.7 in cash dividends from subsidiaries, payments received from subsidiaries pursuant to tax sharing agreements of $36.6, and $12.5 of investment income (including net gains on sales of investments) earned on holding company cash, short term investments and marketable securities. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities. Significant cash movements at the Fairfax holding company level during the first six months of 2008 included the payment of $95.0 of common and preferred share dividends, repayment at maturity of $62.1 of the company’s 6.875% unsecured senior notes, the repurchase of 216,901 subordinate voting shares at a net cost of $56.9, the repurchase of 1,250,000 Series A and B preferred shares at a cost of $30.5, $52.6 of interest paid, the receipt of $237.4 in cash dividends from subsidiaries, payments received from subsidiaries pursuant to tax sharing agreements of $50.3, and $160.9 of investment income (including net gains on sales of investments) earned on holding company cash, short term investments and marketable securities.

Subsidiary cash and short term investments increased by $697.3 to $3,915.4 at June 30, 2008 from $3,218.1 at December 31, 2007, with the increase primarily relating to the reinvestment of the proceeds of sales of bonds and credit default swaps, net of amounts used for increased investments in common stocks. During the second quarter, subsidiary cash of $896.0 was used to close certain equity index short positions, as during the quarter the company changed its approach to equity hedging by substituting equity total return swaps for short sales. Subsidiary cash used to close the short positions had been classified as assets pledged for short sale and derivative obligations on the March 31, 2008 balance sheet.

Consolidated cash resources increased by $21.9 during the second quarter of 2008, reflecting $380.5 of cash provided by operating activities, primarily cash proceeds on Crum and Forster’s reinsurance commutation, and $5.2 of cash provided by investment activities, principally net sales of short term investments and other investment securities, offset by $374.7 of cash used in financing activities, principally repurchases by Northbridge and OdysseyRe of their common shares, the company’s repurchase of its subordinate voting and preferred shares and repayment of debt. The second quarter 2008 increase in consolidated cash resources of $21.9 declined relative to the $570.7 increase in consolidated cash resources in the second quarter of 2007, which primarily related to $594.4 of cash provided by investing activities as a result of greater net sales of investment securities during the quarter. The increase in the first six months of 2008 in consolidated cash resources of $18.3 improved relative to the $2,133.2 decrease in the consolidated cash resources in the first six months of 2007, which primarily related to $2,069.7 of cash used in investing activities as a result of greater net purchases of investment securities during the first six months.

The decline in reinsurance recoverable to $4,424.3 at June 30, 2008 from $5,038.5 at December 31, 2007 relates primarily to Crum & Forster’s reinsurance commutation in the second quarter (a reduction of $386.7), decreased reinsurance utilization by Northbridge in 2008 pursuant to its redesigned reinsurance programme, reduced underwriting activity as a result of the insurance and reinsurance operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions, and continued progress by the runoff operations. The decline in provision for claims to $14,913.6 from $15,048.1 related primarily to continued progress by the runoff operations and to reduced underwriting activity as a result of the insurance and reinsurance operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at June 30, 2008, these primarily included the company’s minority investments in Advent Capital (Holdings) PLC, ICICI Lombard General Insurance Company Limited and the interest in the operating companies of Cunningham Lindsey), the aggregate carrying value of which was $18,484.2 at June 30, 2008 ($18,420.2 net of short sale and derivative obligations). The unrecorded excess of fair value over the carrying value of investments carried at equity was $364.4 at June 30, 2008 ($77.7 at December 31, 2007).

Future income tax assets declined by $30.0 to $314.3 during the first six months of 2008, the decrease being primarily attributable to the utilization of income tax losses at the Canadian holding companies and within the U.S. consolidated tax group. Income taxes payable increased by $117.3 to $186.2 during the first six months of 2008, principally reflecting increased taxable income generated in 2008, particularly in the first quarter, compared to the first six months of 2007.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	June 30, 2008		December 31, 2007
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,135.6		963.4
Holding company debt	868.1		1,063.2
Subsidiary debt	793.4		915.0
Other long term obligations – holding company	190.1		192.6
Total debt	1,851.6		2,170.8
Net debt	716.0		1,207.4
Common shareholders’ equity	4,618.4		4,121.4
Preferred equity	115.3		136.6
Non-controlling interests	1,455.8		1,585.0
Total equity and non-controlling interests	6,189.5		5,843.0
Net debt/total equity and non-controlling interests	11.6%		20.7%
Net debt/net total capital	10.4%		17.1%
Total debt/total capital	23.0%		27.1%
Interest coverage	14.7	x	11.3	x

Cash, short term investments and marketable securities held at the holding company at June 30, 2008 of $1,153.5, net of holding company short sale and derivative obligations of $17.9, resulted in a net balance of cash, short term investments and marketable securities of $1,135.6 ($963.4 at December 31, 2007). At June 30, 2008 the company’s consolidated net debt/net total capital ratio improved to 10.4% from 17.1% at December 31, 2007, and the consolidated total debt/total capital ratio improved to 23.0% from 27.1% at December 31, 2007.

Holding company indebtedness declined by $197.6 to $1,058.2 from $1,255.8 at December 31, 2007, primarily reflecting the conversion in the first quarter of the company’s 5% convertible senior debentures due July 15, 2023 into 886,888 subordinate voting shares of the company (the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares) and the repayment at maturity in the second quarter of $62.1 of its 6.875% unsecured senior notes.

Subsidiary indebtedness decreased by $121.6 to $793.4 from $915.0 at December 31, 2007, reflecting the repayment at maturity of the Cdn$125.0 of Cunningham Lindsey unsecured 7.0% Series B debentures and the repurchase by Crum & Forster of the $4.3 balance of its 10.375% unsecured senior notes due June 15, 2013.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in 2008. In addition to these holding company resources, the holding company expects to continue to receive investment management fees, investment income on its holdings of cash, short term investments and marketable securities, and tax sharing payments and dividends from its insurance and reinsurance subsidiaries (although tax sharing payments in 2008 are expected to decline relative to those received in 2007 due to the 2006 deconsolidation of OdysseyRe from the U.S. consolidated tax group). In April 2008, the company redeemed the $62.1 principal amount of maturing senior notes. The holding company’s remaining known obligations for 2008 consist of interest and overhead expenses, preferred share dividends, and approximately $16.7 of purchase consideration payable.

Primarily as a result of the first six months of 2008 net earnings, shareholders’ equity at June 30, 2008 increased by $475.7 to $4,733.7 from $4,258.0 at December 31, 2007. Common shareholders’ equity at June 30, 2008 was $4,618.4 or $251.86 per basic share (excluding the unrecorded $364.4 excess of fair value over the carrying value of investments carried at equity) compared to $230.01 per basic share at the end of 2007, representing an increase in the first six months of 2008 of 9.5% (without adjustment for the $5.00 per share dividend paid on the company’s subordinate voting shares in the first quarter of 2008). During the first six months of 2008, the number of basic shares increased by 670,585 primarily as a result of the conversion of the company’s convertible debentures partially offset by the company’s repurchase of its subordinate voting shares referred to above. At June 30, 2008 there were 18,337,375 shares effectively outstanding.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption permitted starting in calendar year 2009. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date.

The company will change over to IFRS for its interim and annual financial statements beginning on January 1, 2011 and is in the process of finalizing its plan to convert its consolidated financial statements to IFRS. A detailed analysis of the differences between IFRS and the company’s accounting policies is in progress, which will permit the company to begin to formalize its accounting policy choices among policies permitted under IFRS.

SEC Subpoenas

There have been no material developments on this matter beyond the disclosure in the company’s 2007 Annual Report. For a full description of this matter, please see “SEC Subpoenas” in note 9 to the consolidated financial statements.

Lawsuits Seeking Class Action Status

There have been no material developments on this matter beyond the disclosure in the company’s 2007 Annual Report. For a full description of this matter, please see “Lawsuits” in note 9 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Revenue	1,245.3	2,390.8	2,407.4	1,871.2	1,670.1	1,535.0	1,638.5	1,515.1
Net earnings (loss)	27.6	631.8	563.6	253.2	168.1	110.9	159.1	(359.2)
Net earnings (loss) per share	$0.84	$34.72	$31.71	$14.12	$9.32	$6.10	$8.81	$(20.41)
Net earnings (loss) per diluted share	$0.84	$33.78	$30.15	$13.47	$8.92	$5.88	$8.45	$(20.41)

Operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts, although they have been affected by an increasingly difficult competitive environment. Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments (including significant gains related to credit default swaps in the fourth quarter of 2007 and the first quarter of 2008), the timing of which is not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.